Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

CONTENTS

Interim Consolidated Statement of Financial Position	1
Interim Consolidated Statement of Income by Function	3
Interim Consolidated Statement of Comprehensive Income	4
Interim Consolidated Statement of Changes in Equity	5
Interim Consolidated Statement of Cash Flows - Direct Method	7
Notes to the Interim Consolidated Financial Statements	8

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

Contents of the notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

i

14 - Investments in subsidiaries	70
15 - Intangible assets other than goodwill	73
16 - Goodwill	74
17 - Property, plant and equipment	76
18 - Current and deferred tax	81
19 - Other financial liabilities	86
20 - Trade and other accounts payables	96
21 - Other provisions	98
22 - Other non financial liabiliies	100
23 - Employee benefits	102
24 - Accounts payable, non-current	104
25 - Equity	104
26 - Revenue	109
27 - Costs and expenses by nature	110
28 - Other income, by function	111
29 - Foreign currency and exchange rate differences	112
30 - Earnings per share	120
31 - Contingencies	121
32 - Commitments	132
33 - Transactions with related parties	134
34 - Share based payments	135
35 - Statement of cash flows	138
36 - The environment	140
37 - Events subsequent to the date of the financial statements	141

ii

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of	As of	As of
		September 30,	December 31,	January 1,
	Note	2019	2018	2018
		ThUS$	ThUS$	ThUS$
		Unaudited	Restated	Restated
			Unaudited	Unaudited
ASSETS
Cash and cash equivalents
Cash and cash equivalents	6 - 7	947,442	1,081,642	1,142,004
Other financial assets	7 - 11	535,729	383,984	559,919
Other non-financial assets	12	255,613	290,476	244,778
Trade and other accounts receivable	7 - 8	1,381,583	1,162,582	1,202,945
Accounts receivable from related entities	7 - 9	12,925	2,931	2,582
Inventories	10	368,013	279,344	236,666
Current tax assets	18	53,365	69,134	77,987

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,554,670	3,270,093	3,466,881

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	363,413	5,768	291,103

Total current assets		3,918,083	3,275,861	3,757,984

Non-current assets
Other financial assets	7 - 11	52,765	58,700	88,090
Other non-financial assets	12	209,728	227,541	212,203
Accounts receivable	7 - 8	4,472	5,381	6,891
Intangible assets other than goodwill	15	1,355,640	1,441,072	1,617,247
Goodwill	16	2,139,315	2,294,072	2,672,550
Property, plant and equipment	17	12,359,187	12,501,809	12,930,652
Current tax assets	18	-	757	17,532
Deferred tax assets	18	255,640	273,529	370,564

Total non-current assets		16,376,747	16,802,861	17,915,729

Total assets		20,294,830	20,078,722	21,673,713

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of	As of
		September 30,	December 31,	January 1,
	Note	2019	2018	2018
		ThUS$	ThUS$	ThUS$
		Unaudited	Restated	Restated
			Unaudited	Unaudited
LIABILITIES
Current liabilities
Other financial liabilities	7 - 19	2,125,965	1,794,286	1,619,979
Trade and other accounts payables	7 - 20	1,872,513	1,674,303	1,668,612
Accounts payable to related entities	7 - 9	75	382	760
Other provisions	21	5,016	4,794	2,783
Current tax liabilities	18	6,027	3,738	3,511
Other non-financial liabilities	22	2,583,782	2,454,746	2,901,603
Total current liabilities other than non-current liabilities (or disposal groups) classified as held for sale		6,593,378	5,932,249	6,197,248
Liabilities included in disposal groups classified as held for sale	13	-	-	15,546

Total current liabilities		6,593,378	5,932,249	6,212,794

Non-current liabilities
Other financial liabilities	7 - 19	8,432,493	8,359,462	9,433,450
Accounts payable	7 - 24	600,569	529,277	559,443
Other provisions	21	288,370	303,495	374,593
Deferred tax liabilities	18	705,674	786,571	877,748
Employee benefits	23	95,194	82,365	101,087
Other non-financial liabilities	22	738,450	644,702	158,305

Total non-current liabilities		10,860,750	10,705,872	11,504,626

Total liabilities		17,454,128	16,638,121	17,717,420

EQUITY
Share capital	25	3,146,265	3,146,265	3,146,265
Retained earnings	25	182,345	218,971	(41,012)
Treasury Shares	25	(178)	(178)	(178)
Other reserves		(482,509)	(4,365)	760,761
Parent’s ownership interest		2,845,923	3,360,693	3,865,836
Non-controlling interest	14	(5,221)	79,908	90,457

Total equity		2,840,702	3,440,601	3,956,293

Total liabilities and equity		20,294,830	20,078,722	21,673,713

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the 9 month period ended September 30,		For the 3 month period ended September 30,
	Note	2019	2018	2019	2018
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited	Restated	Unaudited	Restated
			Unaudited		Unaudited

Revenue	26	7,312,402	7,256,144	2,591,988	2,386,051
Cost of sales		(5,884,897)	(5,744,249)	(1,936,536)	(1,896,663)
Gross margin		1,427,505	1,511,895	655,452	489,388
Other income	28	247,923	323,727	73,112	105,930
Distribution costs		(446,782)	(468,740)	(158,463)	(145,634)
Administrative expenses		(515,435)	(518,998)	(185,800)	(132,349)
Other expenses		(322,004)	(304,023)	(115,412)	(96,572)
Other gains/(losses)		6,969	39,719	5,042	12,044
Income from operation activities		398,176	583,580	273,931	232,807
Financial income		16,263	34,227	4,063	9,300
Financial costs	27	(426,058)	(408,353)	(145,813)	(135,827)
Foreign exchange gains/(losses)	29	(41,834)	(269,310)	(74,788)	(92,357)
Result of indexation units		(2,479)	555	(2,573)	(2,534)
Income (loss) before taxes		(55,932)	(59,301)	54,820	11,389
Income (loss) tax expense / benefit	18	22,928	(2,966)	32,202	26,365

NET INCOME (LOSS) FOR THE PERIOD		(33,004)	(62,267)	87,022	37,754
Income (loss) attributable to owners of the parent		(36,626)	(80,368)	86,265	35,213
Income (loss) attributable to non-controlling interest	14	3,622	18,101	757	2,541

Net income (loss) for the year		(33,004)	(62,267)	87,022	37,754

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	(0.06040)	(0.13253)	0.14225	0.05807
Diluted earnings (losses) per share (US$)	30	(0.06040)	(0.13253)	0.14225	0.05807

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the 9 months period ended		For the 3 months period ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited	Restated	Unaudited	Restated
			Unaudited		Unaudited
NET INCOME (LOSS)		(33,004)	(62,267)	87,022	37,754
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	25	(11,108)	(3,668)	(8,121)	(1,695)
Total other comprehensive income that will not be reclassified to income before taxes		(11,108)	(3,668)	(8,121)	(1,695)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences Gains (losses) on currency translation, before tax	29	(341,762)	(614,855)	(308,354)	(95,868)
Other comprehensive income, before taxes, currency translation differences		(341,762)	(614,855)	(308,354)	(95,868)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	46,828	39,515	11,625	7,006
Other comprehensive income (losses), before taxes, cash flow hedges		46,828	39,515	11,625	7,006
Total other comprehensive income that will be reclassified to income before taxes		(294,934)	(575,340)	(296,729)	(88,862)
Other components of other comprehensive income (loss), before taxes		(306,042)	(579,008)	(304,850)	(90,557)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	2,994	960	2,188	455
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		2,994	960	2,188	455
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		658	151	491	(41)
Income taxes related to components of other comprehensive income that will be reclassified to income		658	151	491	(41)
Total Other comprehensive income		(302,390)	(577,897)	(302,171)	(90,143)
Total comprehensive income (loss)		(335,394)	(640,164)	(215,149)	(52,389)
Comprehensive income (loss) attributable to owners of the parent		(327,502)	(640,369)	(179,427)	(47,029)
Comprehensive income (loss) attributable to non-controlling interests		(7,892)	205	(35,722)	(5,360)
TOTAL COMPREHENSIVE INCOME (LOSS)		(335,394)	(640,164)	(215,149)	(52,389)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves

						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2019 Restated (Unaudited)		3,146,265	(178)	(2,656,644)	(9,333)	(15,178)	37,874	2,638,916	(4,365)	218,971	3,360,693	79,908	3,440,601
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	(36,626)	(36,626)	3,622	(33,004)
Other comprehensive income		-	-	(330,680)	47,917	(8,113)	-		(290,876)	-	(290,876)	(11,514)	(302,390)
Total comprehensive income		-	-	(330,680)	47,917	(8,113)	-	-	(290,876)	(36,626)	(327,502)	(7,892)	(335,394)
Transactions with shareholders
Dividens	25	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(1,450)	(185,818)	(187,268)	-	(187,268)	(77,237)	(264,505)
Total transactions with shareholders		-	-	-	-	-	(1,450)	(185,818)	(187,268)	-	(187,268)	(77,237)	(264,505)

Closing balance as of September 30, 2019 (Unaudited)		3,146,265	(178)	(2,987,324)	38,584	(23,291)	36,424	2,453,098	(482,509)	182,345	2,845,923	(5,221)	2,840,702

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2018		3,146,265	(178)	(2,131,591)	18,140	(10,926)	39,481	2,639,780	554,884	475,118	4,176,089	91,147	4,267,236
Increase (decrease) by application of new accounting standards	2 - 25	-	-	205,877	-	-	-	-	205,877	(511,378)	(305,501)	(690)	(306,191)
Initial balance Restated (Unaudited)		3,146,265	(178)	(1,925,714)	18,140	(10,926)	39,481	2,639,780	760,761	(36,260)	3,870,588	90,457	3,961,045
Total increase (decrease) in equity
Comprehensive income Gain (losses)	25	-	-	-	-	-	-	-	-	(80,368)	(80,368)	18,101	(62,267)
Other comprehensive income		-	-	(597,721)	40,371	(2,651)	-	-	(560,001)	-	(560,001)	(17,896)	(577,897)
Total comprehensive income		-	-	(597,721)	40,371	(2,651)	-	-	(560,001)	(80,368)	(640,369)	205	(640,164)
Transactions with shareholders
Dividens	25	-	-	-	-	-	-	-	-	(9,983)	(9,983)	-	(9,983)
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(1,576)	(1,072)	(2,648)	-	(2,648)	(24,244)	(26,892)
Total transactions with shareholders		-	-	-	-	-	(1,576)	(1,072)	(2,648)	(9,983)	(12,631)	(24,244)	(36,875)
Closing balance as of September 30, 2018 Restated (Unaudited)		3,146,265	(178)	(2,523,435)	58,511	(13,577)	37,905	2,638,708	198,112	(126,611)	3,217,588	66,418	3,284,006

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the 9 month period ended
		September 30,
	Note	2019	2018
		ThUS$	ThUS$
			Restated
		Unaudited	Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		8,230,559	7,448,849
Other cash receipts from operating activities		64,919	68,738
Payments for operating activities
Payments to suppliers for goods and services		(5,096,491)	(4,722,978)
Payments to and on behalf of employees		(1,424,201)	(1,395,536)
Other payments for operating activities		(210,046)	(182,722)
Income taxes refunded (paid)		(32,566)	(50,426)
Other cash inflows (outflows)	35	117,423	(9,754)
Net cash flows from operating activities		1,649,597	1,156,171

Cash flows used in investing activities
Cash flows from losses of control of subsidiaries or other businesses		-	40,248
Cash flows used to obtain control of subsidiaries or other businesses		(5)	-
Cash flows used in the purchase ofnon-controlling interest		(294,105)	-
Other cash receipts from sales of equity or debt instruments of other entities		3,066,595	2,690,336
Other payments to acquire equity or debt instruments of other entities		(3,211,312)	(2,810,734)
Amounts raised from sale of property, plant and equipment		47,896	218,975
Purchases of property, plant and equipment		(588,170)	(502,259)
Purchases of intangible assets		(62,842)	(71,215)
Cash advances and loans granted to third parties		(47,936)	-
Interest received		14,043	7,360
Other cash inflows (outflows)	35	(1,921)	416
Net cash flow from (used in) investing activities		(1,077,757)	(426,873)

Cash flows from (used in) financing activities	35
Amounts raised from long-term loans		1,349,970	769,162
Amounts raised from short-term loans		64,000	243,000
Loans repayments		(1,137,847)	(1,320,768)
Payments of lease liabilities		(292,082)	(280,768)
Dividends paid		(55,116)	(68,206)
Interest paid		(397,206)	(380,004)
Other cash inflows (outflows)		(58,341)	(7,969)
Net cash flows from (used in) financing activities		(526,622)	(1,045,553)
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		45,218	(316,255)
Effects of variation in the exchange rate on cash and cash equivalents		(179,418)	(139,310)
Net increase (decrease) in cash and cash equivalents		(134,200)	(455,565)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,081,642	1,142,004
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6	947,442	686,439

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public limited company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange - Stock Exchange, besides being listed in the United States of America on the New York Stock Exchange (“NYSE”), in the form of American Depositary Receipts (“ADRs”).

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentina and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Americo Vespucio Sur No. 901, Renca commune.

As of September 30, 2019 the statutory capital of the Company is represented by 606,874,525 shares, all ordinary, without par value, which is divided into: (a) 606,407,693 subscribed and paid shares; and (b) 466,832 shares pending subscription and payment, which correspond to the balance of shares pending placement of the last capital increase approved at the extraordinary shareholders meeting of August 18, 2016.

The controller of the Company is the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda., Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A. and Inversiones La Espasa Dos y Cía. Ltda., Owns 27.91% of the shares issued by the Company, so it is the controller of the Company in accordance with the provisions of letter b) of Article 97 and Article 99 of the Market Law of Values, taken care of that it influences decisively in the administration of this one.

As of September 30, 2019, the Company had a total of 1,415 shareholders in its registry. At that date, approximately 2.79% of the Company’s property was in the form of ADRs.

For the period ended September 30, 2019, the company had an average of 40,893 employees, ending this period with a total number of 41,193 people, distributed in 6,547 Administration employees, 4,994 in Maintenance, 13,245 in Operations, 9,254 Cabin Crew, 4,286 Cockpit Crew and 2,867 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

		Country of	Functional	As September 30, 2019			As December 31, 2018
Tax No.	Company	origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited

96.518.860-6	Latam Travel Chile S.A. and Subsidary	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	100.0000	0.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	99.9714	0.0286	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	99.9999	0.0001	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	99.8900	0.1100	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	96.2208	3.7792	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	99.9800	0.0200	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	US$	99.0000	1.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	10 0.0000
Foreign	Latam Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	10 0.0000
Foreign	Peuco Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	10 0.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	10 0.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	99.0000	1.0000	10 0.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	10 0.0000

(*)	As of September 30, 2019, the indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights its percentage arise as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b)	Financial Information

		Statement of financial position						Net Income
		As of September 30, 2019			As of December 31, 2018			For the period ended September 30,
								2019	2018
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain/(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
					Restated				Restated
		Unaudited			Unaudited			Unaudited
96.518.860-6	Latam Travel Chile S.A. and Subsidary	11,846	3,780	8,066	10,841	3,909	6,932	1,134	1,644
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	585,084	1,440,210	(870,999)	526,017	1,281,800	(751,960)	(25,772)	(145,876)
Foreign	Latam Airlines Perú S.A.	340,523	342,234	(1,711)	419,325	409,221	10,104	(9,390)	(15,878)
93.383.000-4	Lan Cargo S.A.	633,600	465,169	168,431	513,367	336,715	176,652	(7,929)	(23,155)
Foreign	Connecta Corporation	75,858	24,978	50,880	66,593	28,183	38,410	12,470	13,208
Foreign	Prime Airport Services Inc. and Subsidary (*)	22,381	23,565	(1,184)	15,817	17,654	(1,837)	652	527
96.951.280-7	Transporte Aéreo S.A.	340,187	135,235	204,952	331,496	129,233	202,263	3,764	(31,045)
96.631.520-2	Fast Air Almacenes de Carga S.A.	17,212	9,764	7,448	17,057	9,614	7,443	421	152
Foreign	Laser Cargo S.R.L.	(10)	-	(10)	26	13	13	-	(3)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	48,805	14,022	34,532	53,326	13,040	40,028	(5,497)	(729)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (*)	208,364	216,032	(7,170)	181,522	192,059	(9,614)	2,444	1,311
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,345	49	1,296	1,383	50	1,333	(37)	(4,742)
96.847.880-K	Technical Trainning LATAM S.A.	2,492	1,147	1,345	2,879	1,031	1,848	(265)	119
Foreign	Latam Finance Limited	1,386,718	1,529,155	(142,437)	679,034	756,774	(77,740)	(64,697)	(35,676)
Foreign	Peuco Finance Limited	664,458	664,458	-	608,191	608,191	-	-	-
Foreign	Profesional Airline Services INC.	5,251	3,889	1,362	2,430	1,967	463	899	35
Foreign	Jarletul S.A.	173	568	(395)	18	125	(107)	(395)	-
Foreign	TAM S.A. and Subsidiaries (*)	4,254,499	3,453,357	799,812	4,420,546	3,256,017	1,095,695	(11,149)	(155,437)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 2. Guanay Finance Limited created to issue a secured bond collateralized with future credit card receivables; 3. Private investment funds. 4. Dia Patagonia Limited, Alma Leasing C.O. Limited, FC Initial Leasing Limited y Vari Leasing Limited, created to aircraft financing. These companies have been consolidated as required by IFRS 10.

All controlled entities have been included in the consolidation.

Changes occurred in the consolidation perimeter between January 1, 2018 and September 30, 2019, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 22, 2018, Lan Pax Group S.A., purchased 17,717 shares of Laser Cargo SRL. to Andes Airport Service S.A., consequently Lan Pax Group S.A. ownsership is 3.77922% and Lan Cargo S.A. with a 96.22078% share of Laser Cargo SRL.

-	On March 13, 2018, the company Jarletul S.A., was create. The company ownership is 99% of LATAM Airlines Group S.A. and a 1% is from Inversiones Lan S.A.. The company main activity is a Travel Agency.

-	As of December 31, 2018, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 5,319 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, consequently, the indirect participation of LATAM Airlines Group S.A. corresponds to 99.2012%.

-	In April 2019, TAM Linhas Aereas S.A, through a public offering of shares, acquired 26.08% of the shares of Multiplus S.A., owned by minority shareholders. Subsequently, the Company TAM S.A assigned 73.98% of its stake in Multiplus S.A., through a capital increase, to TAM Linhas Aerea S.A.; Because of 100% of the shares remain under the control of TAM Linhas Aereas S.A. a merge with Multiplus S.A. was materialized, leaving Multiplus S.A. from being an independent company on May 31, 2019. As result of the merger by incorporation, the Coalition and Loyalty Program of Multiplus S.A. which was identified as an independent Cash Generating Unit (CGU), and which also represented an operating segment, becomes part, as well as, the other loyalty programs of the group (LATAM Pass and LATAM Fidelidade), of the CGU Air Transport. Additionally from that moment Latam as a single operating segment within the Group.

(2)	Disposition of companies.

-	On May 7, 2018 LATAM Airlines Group S.A. and its subsidiaries Inversiones LAN S.A. and LAN Pax Group S.A., sold, assigned and transferred to the Spanish companies Acciona Airport Services, S.A. and Acciona Aeropuertos, S.L., 100% of its shares in the subsidiary Andes Airport Services S.A.

The sale value of Andes Airport Services S.A. it was ThUS$ 39,108

-	On November 30, 2018, Mas Investment Limited, a subsidiary of LATAM Airlines Group S.A., sold to Puente Aéreo Corporación S.A. de C.V. his participation in the companies Air Transportes Mas de Carga S.A. de C.V. and Promotora Aérea Latino Americana S.A. de C.V.

The sale value of this transaction was ThUS$ 29,466.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. for the period ended September 30, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

The consolidated interim financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2018, except for the standards and interpretations adopted as of January 1, 2019.

(a)	Accounting pronouncements with implementation effective from January 1, 2019:

(i) Standards and amendments	Date of issue	Effective Date:

IFRS 16: Leases.	january 2016	01/01/2019

Amendment to IFRS 9: Financial instruments	october 2017	01/01/2019

Amendment to IAS 28: Investments in associates and joint ventures	october 2017	01/01/2019

Amendment to IAS 19: Benefits to employees	february 2018	01/01/2019

(ii) Improvements

Improvements to International Financial Reporting Standards (cycle 2015-2017) IFRS 3: Business combination; IAS 12: Income tax; IFRS 11: Joint agreements and IAS 23 Costs for loans.	december 2017	01/01/2019

(iii) Interpretations

IFRIC 23: Uncertain tax positions	june 2017	01/01/2019

During the reporting period, the Company has recognized the changes, in the consolidated financial statements, as a result of the adoption of IFRS 16 retrospectively; restating the comparative figures, in accordance with the provisions of IAS 8 Accounting policies, changes in accounting estimates and errors.

The Company has modified the initial balances corresponding to January 1, 2018. The disclosures corresponding to the initial application of IFRS 9 and IFRS 15, which also originated changes, have been maintained in the consolidated financial statements.

The impacts of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from contracts with customers and IFRS 16 Leases are as follows:

Consolidated statement of financial position (extract)

a) As of January 1, 2018:

		As of	Adoption				As of	Adoption		As of
		December 31,	effect				January 1	effect		January 1,
	Note	2017	IFRS 9		IFRS 15		2018	IFRS 16		2018
		ThUS$	ThUS$		ThUS$		ThUS$	ThUS$		ThUS$
								Unaudited		Restated
										Unaudited
Current assets
Other non-financial assets, current	12	221,188	-		54,361	(4)	275,549	(30,772	)(9)	244,777
Trade debtors and other accounts receivable, current	7 - 8	1,214,050	(11,105	)(1)	-		1,202,945	-		1,202,945

Non-current assets
Other non-financial assets, non current	12	220,807	-		-		220,807	(8,603	)(9)	212,204
Properties, plants and equipment	17	10,065,335	-		-		10,065,335	2,865,317	(9)	12,930,652
Deferred tax assets	18	364,021	89	(2)	6,005	(7)	370,115	449	(10)	370,564

Current liabilities
Other current financial liabilities	7 - 19	1,300,949	-		-		1,300,949	319,030	(11)	1,619,979
Trade and other accounts payables	7 - 20	1,695,202	-		(22,192	)(5)	1,673,010	(4,398	)(9)	1,668,612
Other non-financial liabilities, current	22	2,823,963	-		77,640	(6)	2,901,603	-		2,901,603

Non-current liabilities
Other non current financial liabilities	7 - 19	6,605,508	-		-		6,605,508	2,827,942	(11)	9,433,450
Accounts payable commercial and other	7 - 24	498,832	-		-		498,832	60,611	(9)	559,443
Deferred tax liability	18	949,697	(1,021	)(2)	4,472	(5)	953,148	(75,400	)(10)	877,748
Equity
Equity attributable to the owners of the parent
Accumulated earnings	25	475,118	(9,995	)(3)	446	(8)	465,569	(506,581	)(12)	(41,012)
Other reserves	25	554,885	-		-		554,885	205,877	(12)	760,762
Non-controlling interest	14	91,147	-		-		91,147	(690	)(12)	90,457

b) As of December 31, 2018:

		As of	Adoption		As of
		December 31,	effect		December 31,
	Note	2018	IFRS 16		2018
		ThUS$	ThUS$		ThUS$
			Unaudited		Restated
					Unaudited
Current assets
Other non-financial assets, current	12	320,977	(30,501	)(9)	290,476

Non-current assets
Other non-financial assets, non current	12	233,741	(6,200	)(9)	227,541
Properties, plants and equipment	17	9,953,365	2,548,444	(9)	12,501,809
Deferred tax assets	18	273,327	201	(10)	273,528

Current liabilities
Other current financial liabilities	7 - 19	1,430,789	363,497	(11)	1,794,286

Non-current liabilities
Other non current financial liabilities	7 - 19	5,864,910	2,494,552	(11)	8,359,462
Accounts payable commercial and other	7 - 24	483,656	45,621	(10)	529,277
Deferred tax liability	18	872,121	(85,550	)(9)	786,571
Equity
Equity attributable to the owners of the parent
Accumulated earnings	25	597,675	(378,705	)(12)	218,970
Other reserves	25	(76,926)	72,561	(12)	(4,365)
Non-controlling interest	14	79,940	(32	)(12)	79,908

- Effects of adopting IFRS 9

(1)	Expected credit losses: The Company modified the calculation of the impairment provision to comply with the expected credit loss model, established in IFRS 9 Financial Instruments, which replaces the current loss impairment model incurred. To the calculate porcentage of credit losses, a risk matrix was used, grouping the portfolio, according to similar characteristics of risk and maturity. This change resulted in the recognition of an increase in the provision for impairment losses of US $ (11.1) million.

This standard also includes requirements related to the classification and measurement of financial assets and liabilities and an expected credit loss model that replaces the current loss impairment model incurred.

As of January 1, 2018, the calculation of the impairment losses provision are as follows:

	Portfolio maturity
			Up to	Up to	More than
	Up to	Up to	91 to	181 to	360
	date	90 days	180 days	360 days	days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Expected loss rate	1%	21%	46%	67%	94%	8%
Gross book value	1,046,909	36,241	12,001	14,623	66,022	1,175,796
Impairment provision	(13,570)	(7,774)	(5,499)	(9,803)	(61,787)	(98,433)

(2)	Deferred tax adjustments originated by the application of IFRS 9.

(3)	Net effect on accumulated results of the adjustments indicated above.

In addition to the impacts on the consolidated statement of financial position, the application of IFRS 9: Financial Instruments requires the classification of financial instruments according to the business model, to determine the form of measurement of financial instruments, after their initial recognition.

The Company analyzed the business models and classified its financial assets and liabilities according to the following:

	Classification IAS 39				Classification IFRS 9
				Initial
	Loans	Hedge	Held	as fair value		At fair value
	and	and	for	through profit	Cost	with changes
	receivables	derivatives	traiding	and loss	amortized	in results	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Balance as of December 31, 2017	2,446,864	62,867	1,915	501,890	-	-	3,013,536
Cash and cash equivalents	(1,112,346)	-	-	(29,658)	1,112,346	29,658	-
Other financial assets, current	(23,918)	-	(1,421)	(472,232)	23,918	473,653	-
Trade debtors and other accounts receivable, current	(1,214,050)	-	-	-	1,214,050	-	-
Accounts receivable from entities related, current	(2,582)	-	-	-	2,582	-	-
Other financial assets, non-current	(87,077)	-	(494)	-	87,077	494	-
Accounts receivable, non-current	(6,891)	-	-	-	6,891	-	-

Balance as of January 1, 2018	-	62,867	-	-	2,446,864	503,805	3,013,536

	Classification IAS 39		Classification IFRS 9
	Others	Held
	financial	hedge	Cost
	liabilities	derivatives	amortized	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities
Balance as of December 31, 2017	10,086,434	14,817	-	10,101,251
Other current financial liabilities	(1,288,749)	-	1,288,749	-
Trade accounts payable and other accounts payable, current	(1,695,202)	-	1,695,202-
Accounts payable to related entities, current	(760)	-	760	-
Other financial liabilities, not current	(6,602,891)	-	6,602,891	-
Accounts payable, not current	(498,832)	-	498,832	-
Balance as of January 1, 2018 (*)	-	14,817	10,086,434	10,101,251

(*)	Balances as of January 1, 2018 do not contain the re-expression effects originated by IFRS 16.

- Effects of adopting IFRS 15

(4) Contract costs: The Company has capitalized the costs related to the revenues from air transport of passengers, corresponding to: the commissions charged by the credit card administrators for US$ 22.0 million and the air ticket booking services through the system general distribution (GDS) for US$ 15.6 million. Additionally, there is a reclassification of commissions from travel agencies for US$ 16.8 million, which previously were presented, according IAS 18, net of the liability to fly in other non-financial liabilities.

(5)       Contract liabilities: The Company has adjusted certain concepts that were recorded as obligations with suppliers and customers, which must now be treated as contract liabilities; therefore they must be deferred until the benefit of the service have been rendered. These concepts are mainly related to the ground transportation service for US $ 15.6 million and traveler’s checks for US $ 6.6 million.

(6)        Performance Obligations: The Company analyzed the moment in which the performance obligations identified in the contracts with customers must be recognized in the consolidated result. During this analysis, some concepts were identified which must be deferred until the moment of service provision, mainly related to land transportation services, charges for modifications to the initial contract in the sale of tickets and redeem of some products associated with loyalty programs for US$ 60.8 million. Additionally, there is the reclassification detailed in numeral (4) for US$ 16.8 million.

(7) Deferred tax adjustments originated by the application of IFRS 15.

(8) Net effect on accumulated results of the adjustments indicated above.

Additionally, the Company concluded that, in the rendering of certain services, it acted as agent in the provision of these services, therefore some reclassifications were made in the consolidated income statement to reflect the corresponding commission.

-	Effects of adopting IFRS 16

(9) Company recognized under Property, plant and equipment right of use assets for US $ 2,865.3 million as of January 1, 2018 and US $ 2,548.4 as of December 31, 2018, associated with contracts that meet the definition of lease (note 2.21 & 17).

The Company decrease other financial assets related to advance payments for leases for US $ 39.4 million as of January 1, 2018 and US $ 36.7 as of December 31, 2018, since with the application of the standard these amounts are considered in the initial measurement of the right of use asset.

The Company increased the cost of restoration associated with the return of aircraft and engines for US $ 56.2 million as of January 1, 2018 and US $ 45.6 million as of December 31, 2018. With the application of the standard, the net present value of this cost was included in the asset for right of use and its counterpart in the line of accounts payable, current or non-current, depending on the return date of the aircraft or engines.

(10) Deferred taxes: adjustments originated by the application of IFRS 16.

(11) Lease liabilities: The Company recognized within the Other financial liabilities for lease for US $ 3,147.0 million as of January 1, 2018 and US $ 2,858.0 million as of December 31, 2018, associated with contracts that meet the definition of lease (note 2.21 & 19).

(12) The effect of the recognition of the leases under IFRS 16 generated a decrease in retained earnings of US $ 506.6 million as of January 1, 2018 (US $ 378.7 million as of December 31, 2018). The increase in Other reserves of US $ 205.9 million as of January 1, 2018 (decrease of US $72,5 million as of December 31, 2018), was caused by the Cumulative translation adjustment of those subsidiaries with functional currencies other than the US dollar. The application of IFRS 16 also affected non-controlling interests.

The effects of the changes recognized in the application of IFRS 15 and IFRS 16 as of September 30, 2018 are presented in the consolidated income statement:

		For the nine months ended septermber 30, 2018
Reconciliation Revenue					Adjustments for reconciliation
		Results	Adoption	Results		Deferred revenues		Results
		under	Effect	under	Contract	recognition		under
	Nota	IFRS 15	IFRS16	IFRS 15	costs (4)	[(5), (6)]	Reclassifications	IAS 18
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Published		Restated
				IFRS 16
		Unaudited

Revenue	26	7,256,144	-	7,256,144	-	25,876	15,621	7,297,641
Cost of sales		(5,883,840)	139,591	(5,744,249)	-	(24,811)	-	(5,769,060)
Gross margin		1,372,304	139,591	1,511,895	-	1,065	15,621	1,528,581

Other income	28	323,727	-	323,727	-	-	39,090	362,817
Distribution costs		(471,684)	2,944	(468,740)	1,737	-	(13,481)	(480,484)
Administrative expenses		(507,659)	(11,339)	(518,998)	4,057	-	(41,230)	(556,171)
Other expenses		(306,721)	2,698	(304,023)	-	-	-	(304,023)
Other gains (losses)		39,719	-	39,719	-	-	-	39,719
Income from operation activities		449,686	133,894	583,580	5,794	1,065	-	590,439

Financial income		34,227	-	34,227	-	-	-	34,227
Financial costs	27	(268,779)	(139,574)	(408,353)	-	-	-	(408,353)
Foreing exchange gains (losses)	29	(145,593)	(123,717)	(269,310)	-	-	-	(269,310)
Result of indexation units		555	-	555	-	-	-	555
Income (loss) before taxes		70,096	(129,397)	(59,301)	5,794	1,065	-	(52,442)
Income (loss) tax expense / benefit	18	(18,831)	15,865	(2,966)	(1,654)	600	-	(4,020)

NET INCOME (LOSS) FOR THE PERIOD		51,265	(113,532)	(62,267)	4,140	1,665	-	(56,462)

Income (loss) atributable to owners of the parent		33,277	(113,645)	(80,368)	4,140	1,665	-	(74,563)
Income (loss) atributable to non-controlling interest	14	17,988	113	18,101	-	-	-	18,101

Net income (loss) for the period		51,265	(113,532)	(62,267)	4,140	1,665	-	(56,462)

		For the three months ended September 30, 2018
Reconciliation Revenue					Adjustments for reconciliation
		Results	Adoption	Results		Deferred revenues		Results
		under	Effect	under	Contract	recognition		under
	Nota	IFRS 15	IFRS16	IFRS 15	costs (4)	[(5), (6)]	Reclassifications	IAS 18
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$
		Published		Restated
				IFRS 16
		Unaudited
Revenue	26	2,386,051	-	2,386,051	-	256	14,907	2,401,214
Cost of sales		(1,944,317)	47,654	(1,896,663)	-	(3,874)	-	(1,900,537)
Gross margin		441,734	47,654	489,388	-	(3,618)	14,907	500,677
Other income	28	105,930	-	105,930	-	-	4,843	110,773
Distribution costs		(146,662)	1,028	(145,634)	1,296	-	(6,364)	(150,702)
Administrative expenses		(128,616)	(3,733)	(132,349)	(1,334)	-	(13,386)	(147,069)
Other expenses		(97,435)	863	(96,572)	-	-	-	(96,572)
Other gains (losses)		12,044	-	12,044	-	-	-	12,044
Income from operation activities		186,995	45,812	232,807	(38)	(3,618)	-	229,151

Financial income		9,300	-	9,300	-	-	-	9,300
Financial costs	27	(91,310)	(44,517)	(135,827)	-	-	-	(135,827)
Foreing exchange gains (losses)	29	(67,521)	(24,836)	(92,357)	-	-	-	(92,357)
Result of indexation units		(2,534)	-	(2,534)	-	-	-	(2,534)
Income (loss) before taxes		34,930	(23,541)	11,389	(38)	(3,618)	-	7,733
Income (loss) tax expense / benefit	18	20,440	5,925	26,365	9	3,265	-	29,639

NET INCOME (LOSS) FOR THE PERIOD		55,370	(17,616)	37,754	(29)	(353)	-	37,372
Income (loss) atributable to owners of the parent		52,942	(17,729)	35,213	(29)	(353)	-	34,831
Income (loss) atributable to non-controlling interest	14	2,428	113	2,541	-	-	-	2,541

Net income (loss) for the period		55,370	(17,616)	37,754	(29)	(353)	-	37,372

In the income statement, with the implementation of the IFRS16 standard, restated were made in the following lines:

-	Cost of sale, distribution costs, administrative expenses: net effect of derecognized of rental cost and recognition of the depreciation of the right of use.

-	Financial Costs: interest expense corresponding to the lease liability.

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2019 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Effective Date

IFRS 17: Insurance contracts	May 2017	January 1, 2021

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

Amendment to IFRS 3: Business combination	October 2018	January 1, 2020

Amendment to IAS 1: Presentation of financial statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	October 2018	January 1, 2020

Amendment to IFRS 9: Financial instruments; IAS 39: Financial instruments: Recognition and measurement; Y IFRS 7: Financial instruments: Disclosures	September 2019	January 1, 2020

The management of the Company estimates that the adoption of the standards, amendments and Interpretations described above, will not have a significant impact on the consolidated financial statements of the Company in the application of its first adoption. At the close consolidated financial statements the Company is analyzing the possible effects of the amendment issued in September 2019 to IFRS 9, IAS 39 and IFRS 7 for the reform of interest rates of reference.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the Consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d) Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii) All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income.

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed, restated when the currency came from the functional entity of the foreign entity corresponds to that of a hyperinflationary economy, the adjustments for the restatement of goodwill are recognized in the consolidated equity.

2.4. Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year.

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount (Note 2.8).

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5. Intangible assets other than goodwill

(a) Airport slots and Loyalty program

Airport slots and the Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Air transport CGU

(See Note 16)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., program that is part of TAM Linhas Aereas S.A. (See Note 1).

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b) Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c) Brands

The Brands were acquired in the business combination with TAM S.A. And Subsidiaries and recognized at fair value under IFRS. During the year 2016, the estimated useful life of the brands change from an indefinite useful life to a five-year period, the period in which the value of the brands will be amortized (See Note 15).

2.6. Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7. Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use.

2.8. Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9. Financial assets

As of January 1, 2018, the Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the income statement.

(a) Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the income statement within other gains / (losses) in the period in which it arises.

(b) Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the statement of income as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.10. Derivative financial instruments and hedging activities

Derivatives are recognized, in accordance with IAS 39 for hedge accounting and IFRS 9 for derivatives not qualify as hedge accounting, initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item being hedged. The Company designates certain derivatives as:

(a) Hedge of the fair value of recognized assets (fair value hedge);

(b) Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c) Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months.

Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a) Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c) Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11. Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12. Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.13. Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14. Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15. Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16. Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17. Current and deferred taxes

The expense by tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in other comprehensive income, directly in income by function or goodwill, respectively.

2.18. Employee benefits

(a) Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b) Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

(c) Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d) Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19. Provisions

Provisions are recognized when:

(i) The Company has a present legal or implicit obligation as a result of past events;

(ii) It is probable that payment is going to be necessary to settle an obligation; and

(iii) The amount has been reliably estimated.

2.20. Revenue from contracts with customers

(a) Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been lent or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b) Expiration of air tickets

The Company estimates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without refund clause are expired on the date of the flight in case the passenger does not show up.

(c) Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the corresponding service is provided. These assets are included under Other non-financial assets in the Consolidated Classified Statement of Financial Position.

(d) Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, whose objective is loyalty through the delivery of miles or points.

Members of these programs accumulate miles when flying with LATAM Airlines Group or any other member airline of the oneworld® program, as well as using the services of the associated entities.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is immediately recognized. When the exchange is made through air tickets of an airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the transportation service are rendered or expiration for non-use.

In addition, the Company has contracts with certain non-airline companies for the sale of miles or points. These contracts include some performance obligations in addition to the sale of the mile or point, such as marketing, advertising and other benefits. The income associated with these concepts is recognized in the income statement to the extent that the miles are accredited.

The calculation of the deferred income by loyalty programs at the end of the period corresponds to the valuation of the miles and points awarded to the holders of the loyalty programs, pending use, weighted by the probability of their exchange.

The miles and points that the Company estimates will not be exchanged, the proportionally associated value is recognized during the period in which it is expected that the remaining miles and points will be exchanged. The Company uses statistical models to estimate the exchange probability, which is based on historical patterns and projections.

(e) Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21. Leases

The Company recognizes contracts that meet the definition of a lease, as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Assets for right of use are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;
-	Lease payment made at or before commencement date;
-	Initial direct costs, and
-	Restoration costs.

The assets by right of use are recognized in the statement of financial position in Properties, Plants and equipment (See Note 17).

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.
-	Variable lease payments that depend on an index or a rate;
-	The exercise price of a purchase options, if is reasonadly certain to exercise that option.

The Company determines the present value of the lease payments using the implicit rates for the aircraft leasing contracts and for the rest of the underlying assets, uses the incremental borrowing rate.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current (See Note 19).

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest is presented in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively in cash flows use in financing activities.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented in cash flows use in operation activities.

The company analyzes the financing agreements of aircrafts, mainly considering characteristics such as:

(a) that the company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers,

(b) Due to the contractual conditions, it is virtually certain that the company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continue to be presented within the “other financial liabilities” described in note 19. On the other hand, aircraft are presented in Property, Plants and Equipment as described in note 17, as “own aircrafts”.

The Group qualifies as sale and leaseback transactions, operations which lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no repurchase option on the goods at the end of the lease term.

If the sale by the vendor-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognised, and a right-of-use asset equal to the portion proportionally withhold from the amount of the asset is recognized.

If the sale by the seller-lessee is not qualified as a sale in accordance with IFRS 15, the assets transferred are maintained in the financial statements and a financial liability is recognized equal to the sale price (received from the buyer-lessor).

2.22. Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipament, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels, exchange rates and interest rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended September 30, 2019, the Company recognized in results amounts to US$ 23.0 million (negative) for fuel coverage net of premium. During the same period of 2018, the Company recognized gains of US$ 29.2 million for the same concept.

As of September 30, 2019, the market value of fuel positions amounted to US$ 21.1 million (positive). At the end of December 2018, this market value was US$ 15.8 million (negative).

The following tables show the level of hedge for different periods:

Positions as of September 30, 2019 ( Unaudited)(*)	Maturities
	Q419	Q120	Q220	Q320	Total
Percentage of coverage over the expected volume of consumption	53%	60%	52%	5%	43%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2018 (*)	Maturities
	Q119	Q219	Q319	Q419	Total

Percentage of coverage over the expected volume of consumption	66%	58%	40%	15%	45%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2020.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of September 2019 and the end of December, 2018.

	Positions as of September 30, 2019	Positions as of December 31, 2018
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)

+5	+ 14.9	+7.4
-5	- 14.5	- 5.5

Given the structure of fuel coverage during 2019, considers a hedge-free portion, a vertical drop of 5 dollars in the JET reference price (considered as the monthly average), would have meant an approximate impact US $ 96.0 million of lower fuel costs. For the same period, a vertical rise of $ 5 in the JET reference price (considered as the monthly average) would have meant an impact of approximately US $ 90.6 million of higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan Guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2019, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of September 30, 2019, the market value of FX derivative positions amounted to US $ 0.8 million (positive). At the end of December 2018, the Company did not maintain derivatives of current FX hedges.

During the period ended September 30, 2019, the Company recognized gains of US $ 1.0 million for FX coverage net of premiums. During the same period of 2018, the company recognized gains of US$ 13.9 million.

As of September 30, 2019, the Company has contracted FX derivatives for US $ 12 million for BRL. At the end of December 2018, the Company did not maintain current FX derivatives.

During 2018 the company contracted FX derivatives which were not registered under hedge accounting. As of September 30, 2019, the amount recognized in results amounts to US $ 6.2 million (negative) net of premiums.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company’s net equity.

The following table shows the sensitization of FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity. The projection period was defined until the end of the last coverage contract in force, with the last business day of the fourth quarter of the year 2019:

Appreciation (depreciation)	Effect at September 30, 2019 Millions of US$	Effect at September 30, 2018
of R$	Unaudited	Millions of US$

-10%	-0,8	-
+10%	+0,2	-

(*)	Appreciation (depreciation) of US$ regard to the covered currencies.

During 2018 and 2019, the Company contracted swap currency derivatives for debt coverage issued the same year for a notional UF 8.7 million and UF 5.0 million, respectively. As of September 30, 2019, the market value of the currency swaps derivative positions amounted to US $ 7.5 million (positive).

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities are expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R $ / US $, the Company has executed internal operations to reduce the net exposure in US $ for TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)	Effect at September 30, 2019	Effect at September 30, 2018
of R$/US$(*)	Millions of US$	Millions of US$

-10%	+67.7	+36.4
+10%	- 67.7	-36.4

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at September 30, 2019	Effect at December 31, 2018
of R$/US$	Millions of US$	Millions of US$

-10%	+313.55	+384.73
+10%	-256.55	-314.78

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”).

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 63% (60% at December 31, 2018) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

As of September 30, 2019, the market value of the derivative positions of interest rates amounted to US $ 0.6 million (negative). At the end of December 2018, this market value was US $ 2.2 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of September 30, 2019	Positions as of September 30, 2018
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-27.92	-30.29
-100 basis points	+27.92	+30.29

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of September 30, 2019	Positions as of December 31, 2018
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	+2.10	+0.70
-100 basis points	-2.20	-0.71

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the Company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

At September 30, 2019 is US$ 1,392 million (US$ 1,404 million at December 31, 2018), invested in short term instruments through financial high credit rating levels entities.

In addition to the balance of liquid funds, the Company has access to short-term credit lines. As of September 30, 2019, LATAM has credit lines for working capital that are not committed to several banks and additionally has an unused committed line of US$ 600 million (US$ 600 million as of December 31, 2018) subject to availability of collateral.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US $	-	100,869	-	-	-	100,869	99,000	At Expiration	3.26	2.33
97.032.000-8	BBVA	Chile	UF	50,139	-	-	-	-	50,139	49,305	At Expiration	2.64	1.84
97.003.000-K	BANCO DO BRASIL	Chile	US $	151,328	50,747	-	-	-	202,075	200,000	At Expiration	3.21	3.20
97.030.000-7	BANCO ESTADO	Chile	US $	14,076	-				14,076	14,000	At Expiration	3.26	3.26
97.951.000-4	HSBC	Chile	US $	12,096	-	-	-	-	12,096	12,000	At Expiration	2.85	2.85

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,484	16,176	-	-	-	21,660	21,209	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US $	7,756	-	-	-	-	7,756	7,500	Semiannual	6.31	6.31
97.036.000-K	SANTANDER	Chile	US $	133	-	20,523	-	-	20,656	20,523	Quarterly	5.20	5.20
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	496	1,487	65,925	-	-	67,908	63,943	At Expiration	3.10	3.10
0-E	SANTANDER	Spain	US $	1,931	5,125	160,518			167,574	158,850	Quarterly	3.97	4.96

Obligations with the public

97.030.000-7	BANCO ESTADO	Chile	UF	12,652	12,652	218,168	33,014	429,045	705,531	527,720	At Expiration	4.81	4.79
0-E	BANK OF NEW YORK	U.S.A.	US $	31,069	351,133	208,250	908,250	884,000	2,382,702	1,761,588	At Expiration	7.25	6.99

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US $	14,449	26,276	80,287	79,671	165,977	366,660	306,376	Quarterly	4.05	4.05
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US $	31,917	94,648	244,812	251,600	456,079	1,079,056	888,240	Quarterly	4.46	4.46
0-E	CITIBANK	U.S.A.	US $	5,766	17,296	46,121	46,117	47,939	163,239	148,247	Quarterly	3.76	2.68
0-E	NATIXIS	France	US $	13,542	40,481	102,858	87,396	90,805	335,082	293,467	Quarterly	4.05	4.05
0-E	MUFG	U.S.A.	US $	37,804	8,049	24,173	24,324	75,019	169,369	144,823	Quarterly	3.72	3.72
0-E	INVESTEC	England	US $	4,693	8,587	26,274	15,670	-	55,224	47,623	Semiannual	6.70	6.70

Otras obligaciones garantizadas

0-E	CREDIT AGRICOLE	France	US $	2,534	7,069	262,955	-	-	272,558	253,692	At Expiration	3.99	3.99
0-E	DVB BANK SE	Germany	US $	26,920	79,799	218,321	48,400	5,061	378,501	351,628	Quarterly	3.88	3.75

Other guaranteed obligations

0-E	ING	U.S.A.	US $	4,025	10,092	2,041	-	-	16,158	15,631	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US $	6,965	15,031	11,702	-	-	33,698	32,836	Quarterly	3.32	2.71
0-E	CITIBANK	U.S.A.	US $	19,533	58,418	124,968	27,289	-	230,208	218,738	Quarterly	3.67	3.08
0-E	PEFCO	U.S.A.	US $	3,880	3,899	-	-	-	7,779	7,610	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US $	15,953	41,299	71,109	60,325	32,112	220,798	197,300	Quarterly	4.20	4.13
0-E	WELLS FARGO	U.S.A.	US $	35,350	105,816	266,968	220,868	26,393	655,395	623,842	Quarterly	2.72	2.03
97.036.000-K	SANTANDER	Chile	US $	6,205	18,501	48,992	8,335	-	82,033	78,211	Quarterly	3.31	2.77
0-E	RRPF ENGINE	England	US $	1,156	3,444	9,002	8,717	1,636	23,955	20,128	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US $	1,684	5,011	13,318	9,049	-	29,062	27,180	Quarterly	3.65	3.05
0-E	BTMU	U.S.A.	US $	3,401	10,149	26,950	17,525	-	58,025	54,328	Quarterly	3.62	3.02
0-E	NATIXIS	France	US $	759	2,295	3,103	-	-	6,157	5,845	Quarterly	4.64	4.64
0-E	KFW IPEX-BANK	Germany	US $	1,808	5,415	-	-	-	7,223	7,073	Quarterly	3.84	3.84
0-E	AIRBUS FINANCIAL	U.S.A.	US $	2,043	6,100	1,689	-	-	9,832	9,625	Monthly	4.00	4.00
0-E	US BANK	U.S.A.	US $	18,348	54,926	145,535	144,141	32,190	395,140	364,902	Quarterly	4.14	2.96
0-E	PK AIRFINANCE	U.S.A.	US $	2,629	8,060	20,949	-	-	31,638	30,532	Monthly	3.74	3.74

Other loans

0-E	CITIBANK (*)	U.S.A.	US $	27,226	77,627	27,226	-	-	132,079	126,355	Quarterly	6.00	6.00

Hedge derivative

-	OTHERS	-	US $	6,145	4,781	13,092	13,172	-	37,190	(7,787)	-	0.00	0.00

	Total			581,895	1,251,258	2,465,829	2,003,863	2,246,256	8,549,101	7,182,083

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2019 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than	More
				Up to	90 days	one to	three to	than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%

Bank loans

0-E	NCM	Holland	US $	173	499	888	-	-	1,560	1,433	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US $	2,408	9,500	79,145	-	-	91,053	87,950	Quarterly / Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxembourg	US $	836	2,447	4,094	-	-	7,377	7,029	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US $	11,372	59,202	102,576	-	-	173,150	179,668	Quarterly	5.39	5.39
0-E	GA Telesis LLC	U.S.A.	US $	678	1,753	4,675	4,675	11,065	22,846	13,799	Monthly	14.72	14.72

	Total			15,467	73,401	191,378	4,675	11,065	295,986	289,879

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2019 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
-	AIRCRAFT	OTHERS	US$	138,865	405,013	967,074	830,408	1,288,171	3,629,531	3,629,531	-	-	-
-	OTHER ASSETS	OTHERS	US$	3,427	8,510	20,725	19,229	18,080	69,971	69,971	-	-	-
			CLP	54	1	-	-	-	55	55	-	-	-
			UF	603	322	387	-	-	1,312	1,312	-	-	-
			COP	10	15	35	6	-	66	66	-	-	-
			EUR	60	88	126	-	-	274	274	-	-	-
			GBP	44	31	-	-	-	75	75	-	-	-
			MXN	30	88	235	39	-	392	392	-	-	-
			PEN	52	51	2	-	-	105	105	-	-	-
			Other currencies	1,013	2,463	7,892	42,854	-	54,222	54,222	-	-	-
Trade and other accounts payables

-	OTHERS	OTHERS	US$	948,606	35,772	-	-	-	984,378	984,378	-	-	-
			CLP	5,610	9	-	-	-	5,619	5,619	-	-	-
			BRL	411,204	3	-	-	-	411,207	411,207	-	-	-
			Other currencies	72,141	1,318	-	-	-	73,459	73,459	-	-	-
Accounts payable to related parties currents
Foreing	Inversora Aeronáutica Argentina S.A.	Argentina	ARS	-	-	-	-	-	-	-	-	-	-
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	-	-	-	-	-	-	-	-	-	-
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	71	-	-	-	-	71	71	-	-	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	4	-	-	-	-	4	4	-	-	-

	Total			1,581,794	453,684	996,476	892,536	1,306,251	5,230,741	5,230,741

	Total consolidated			1,581,794	453,684	996,476	892,536	1,306,251	5,230,741	5,230,741

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	38,625	76,275	-	-	-	114,900	113,000	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	-	52,490	-	-	-	52,490	50,785	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	US$	23,070	-	-	-	-	23,070	23,000	At Expiration	3.90	3.90
97.003.000-K	BANCO DO BRASIL	Chile	US$	201,884	-	-	-	-	201,884	200,000	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	US$	12,094	-	-	-	-	12,094	12,000	At Expiration	3.14	3.14

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,778	17,086	16,662	-	-	39,526	38,231	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	-	15,766	-	-	-	15,766	15,000	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	US$	1,347	587	102,521	-	-	104,455	102,521	Quarterly	5.60	5.60
76.362.099-9	BTG	Chile	UF	510	1,531	69,435	-	-	71,476	65,862	At Expiration	3.10	3.10

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	-	84,375	614,375	96,250	724,063	1,519,063	1,200,000	At Expiration	7.44	7.03
97.03-0-7	ESTADO	Chile	UF	-	18,985	37,970	196,970	213,114	467,039	345,182	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	743	2,201	5,718	2,086	-	10,748	10,080	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	US$	14,741	61,973	152,826	145,252	250,387	625,179	511,698	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,336	96,304	248,720	289,251	509,168	1,174,779	952,758	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	US$	12,757	38,398	102,062	77,710	65,232	296,159	269,365	Quarterly	3.82	2.93
0-E	US BANK	U.S.A.	US$	18,406	55,112	146,045	144,670	86,076	450,309	411,684	Quarterly	4.00	2.82
0-E	NATIXIS	France	US$	14,027	42,132	111,528	92,228	124,910	384,825	324,524	Quarterly	4.69	4.69
0-E	PK AirFinance	U.S.A.	US$	2,490	7,663	25,610	3,153	-	38,916	37,615	Monthly	4.15	4.14
0-E	INVESTEC	England	US$	2,004	11,579	26,874	24,367	-	64,824	54,014	Semiannual	7.17	7.17

Otras obligaciones garantizadas

0-E	CREDIT AGRICOLE	France	US$	2,576	8,380	273,122	-	-	284,078	253,692	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	US$	28,087	83,260	213,177	122,674	20,274	467,472	422,065	Quarterly	4.42	4.42

Other guaranteed obligations

0-E	ING	U.S.A.	US$	4,025	12,075	12,134	-	-	28,234	26,831	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	7,618	21,994	27,811	1,684	-	59,107	56,403	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	US$	14,870	44,570	83,389	42,178	-	185,007	172,158	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	US$	5,771	13,541	3,899	-	-	23,211	22,407	Quarterly	5.64	5.02
0-E	BNP PARIBAS	U.S.A.	US$	8,467	25,214	26,933	1,641	-	62,255	59,567	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	US$	35,458	106,397	282,923	239,168	99,232	763,178	719,338	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	US$	6,340	19,025	49,945	26,779	-	102,089	95,022	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	US$	1,167	3,480	9,103	8,826	4,870	27,446	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,711	5,175	13,640	13,394	760	34,680	31,544	Quarterly	3.93	3.33
0-E	BTMU	U.S.A.	US$	3,489	10,485	27,605	27,062	775	69,416	63,189	Quarterly	4.06	3.46
0-E	NATIXIS	France	US$	4,242	9,870	9,815	563	-	24,490	23,161	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	US$	1,764	5,328	5,378	-	-	12,470	12,215	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,074	6,197	7,840	-	-	16,111	15,417	Monthly	4.19	4.19
												-
Other loans

0-E	CITIBANK (*)	U.S.A.	US$	25,705	77,703	103,341	-	-	206,749	196,211	Quarterly	6.00	6.00
0-E	Boeing	U.S.A.	US$	559	1,425	55,728	-	-	57,712	55,727	At Expiration	4.01	4.01

Hedge derivative

-	OTHERS	-	US$	1,224	2,484	681	-	-	4,389	4,021	-	-	-

	Total			534,959	1,039,060	2,866,810	1,555,906	2,098,861	8,095,596	6,989,299

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More	More than
				Up to	90 days	than one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	NCM	Holland	US$	175	499	1,332	55	-	2,061	1,851	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	4,195	7,935	46,780	41,872	-	100,782	95,789	Quarterly / Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	839	2,433	6,542	-	-	9,814	9,226	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,536	32,312	161,778	-	-	205,626	208,224	Quarterly	5.88	5.82
0-E	GA Telesis LLC	U.S.A.	US$	680	1,753	4,675	4,675	11,318	23,101	13,202	Monthly	15.62	15.62

	Total			17,425	44,932	221,107	46,602	11,318	341,384	328,292

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated (Unaudited) Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Leases Liability
-	AIRCRAFT	OTHERS	US$	140,780	420,561	1,015,495	785,417	1,298,585	3,660,838	2,721,352	-	-	-
-	OTHER ASSETS	OTHERS	US$	4,968	14,536	25,689	20,029	21,138	86,360	86,360	-	-	-
			CLP	57	170	1	-	-	228	228	-	-	-
			UF	1,683	2,565	667	34	-	4,949	4,949	-	-	-
			COP	304	731	366	21	-	1,422	1,422	-	-	-
			EUR	311	431	215	-	-	957	957	-	-	-
			GBP	45	128	36	-	-	209	209	-	-	-
			MXN	33	92	235	115	-	475	475	-	-	-
			PEN	183	409	114	-	-	706	706	-	-	-

Trade and other accounts payables

-	OTHERS	OTHERS	US$	720,718	9,979	-	-	-	730,697	730,697	-	-	-
			CLP	74,566	16,493	-	-	-	91,059	91,059	-	-	-
			BRL	309,552	66	-	-	-	309,618	309,618	-	-	-
			Other currencies	252,116	3,406	-	-	-	255,522	255,522	-	-	-
Accounts payable to related parties currents
Foreing	Inversora Aeronáutica Argentina S.A.	Argentina	ARS	15	-	-	-	-	15	15	-	-	-
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	365	-	-	-	-	365	365	-	-	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	2	-	-	-	-	2	2	-	-	-

	Total			1,505,698	469,567	1,042,818	805,616	1,319,723	5,143,422	4,203,936

	Total consolidated			2,058,082	1,553,559	4,130,735	2,408,124	3,429,902	13,580,402	11,521,527

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2018, the Company had delivered US$ 5.0 million in guarantees for derivative margins, corresponding to cash and standby letters of credit. As of September 30, 2019, US$ 2.5 million were delivered in guarantees corresponding to cash and standby letters of credit. The decrease was due to: i) the expiration of hedge contracts, ii) acquisition of new fuel contracts, and iii) changes in fuel prices, changes in exchange rates and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of September 30, 2019 the Company has an international long term credit rating of BB- with stable outlook by Standard & Poor’s, a BB- rating with stable outlook by Fitch Ratings and a Ba3 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At September 30, 2019, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of September 30, 2019				As of December 31, 2018
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	(Unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets

Cash and cash equivalents	142,496	142,496	-	-	43,653	43,653	-	-
Short-term mutual funds	142,496	142,496	-	-	43,653	43,653	-	-
								-
Other financial assets, current	517,432	493,484	23,948	-	366,573	343,218	23,355	-
Fair value interest rate derivatives	-	-	-	-	19,460	-	19,460	-
Fair value of fuel derivatives	23,169	-	23,169	-	-	-	-	-
Fair value of foreign currency derivative	779	-	779	-	3,895	-	3,895	-
Derivative not recognized as a hedge	45,933	45,933	-	-	19,396	19,396	-	-
Private investment funds	445,028	445,028	-	-	322,428	322,428	-	-
Domestic and foreign bonds	2,523	2,523	-	-	1,394	1,394	-	-

Liabilities

Other financial liabilities, current	40,805	-	40,805	-	33,633	7,712	25,921	-
Fair value of interest rate derivatives	34,426	-	34,426	-	335	-	335	-
Fair value of fuel derivatives	1,711	-	1,711	-	15,678	-	15,678	-
Fair value of foreign currency derivatives	-	-	-	-	7,587	-	7,587	-
Interest accrued since the last payment date of Currency Swap	4,668	-	4,668	-	2,321	-	2,321	-
Derivative not recognized as a hedge	-	-	-	-	7,712	7,712	-	-
Other financial liabilities, non current	659	-	659	-	340	-	340	-
Interest accrued since the last date of Swap interest rates	659	-	659	-	340	-	340	-

Additionally, at September 30, 2019, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of September 30, 2019		As of December 31, 2018
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Cash and cash equivalents	804,946	804,946	1,037,989	1,037,989
Cash on hand	37,065	37,065	8,974	8,974
Bank balance	362,145	362,145	331,218	331,218
Overnight	241,945	241,945	282,164	282,164
Time deposits	163,791	163,791	415,633	415,633
Other financial assets, current	18,297	18,297	17,411	17,411
Other financial assets	18,297	18,297	17,411	17,411
Trade debtors, other accounts receivable and Current accounts receivable	1,381,583	1,381,583	1,162,582	1,162,582
Accounts receivable from entities related, current	12,925	12,925	2,931	2,931
Other financial assets, not current	-	-	58,700	58,700
Accounts receivable, non-current	-	-	5,381	5,381

Other current financial liabilities	2,085,160	1,864,853	1,397,156	1,578,835
Accounts payable for trade and other accounts payable, current	1,872,513	1,872,513	1,674,303	1,674,303
Accounts payable to entities related, current	75	75	382	382
Other financial liabilities, not current	8,431,834	6,142,217	5,864,570	5,893,387
Accounts payable, not current	600,569	600,569	483,656	483,656

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically these estimates refer to:

(a) Evaluation of possible losses due to impairment of goodwill and intangible assets with indefinite useful life

As of September 30, 2019, goodwill amount to ThUS$ 2,139,315 (ThUS$ 2,294,072 as of December 31, 2018), while the intangible assets comprise the Airport Slots for ThUS$ 773,956 (ThUS$ 828,969 as of December 31, 2018) and Loyalty Program for ThUS$ 255,336 (ThUS$ 274,420 as of December 31, 2018).

The Company checks at least once a year if goodwill and intangible assets of indefinite useful life have suffered any impairment loss. For this evaluation, the Company had identified two cash generating units (CGU), “Air transport” and “Multiplus coalition and loyalty program”, until December 31, 2018, the book value of the capital gain assigned to each CGU, amounted to ThUS $ 1,845,136 and ThUS $ 448,936, respectively. After the merger of Multiplus (see Note 1), administrator of the Multiplus coalition and loyalty program, the Company has determined the existence of the only CGU corresponding to Air Transport; As of September 30, 2019, the total of the Goodwill for ThUS $ 2,139,315, is assigned to the Air Transport CGU. The classification of intangible assets of indefinite useful life in the CGUs, before and after the merger of Multiplus S.A. is the next:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	September 30	December 31,	September 30	December 31,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport Slots	773,956	828,969	-	-
Loyalty program	255,336	-	-	274,420

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 16.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

(c)	Recoverability of deferred tax assets

Deferred taxes are calculated according to the liability method, on the temporary differences that arise between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available with which to offset the temporary differences. The Company makes financial and fiscal projections to evaluate the realization in time of this deferred tax asset. Additionally, it ensures that these projections are consistent with those used to measure other long-lived assets. As of September 30, 2019, the Company has recognized deferred tax assets of ThUS$ 255,640 (ThUS$ 273,529 as of December 31, 2018) and has ceased to recognize deferred tax assets on tax losses of ThUS$ 167,804 (ThUS$ 137,761 December 31, 2018) (Note 18).

(d)	Air tickets sold that will not be finally used.

The Company records the advance sale of air tickets as deferred revenue. Revenue from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired due to non-use. The Company evaluates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of air tickets. A change in this probability could have an impact on ordinary income in the year in which the change occurs and in future periods. As of September 30, 2019, deferred revenues associated with air tickets sold amounted to ThUS$ 1,303,915 (ThUS$ 1,299,304 as of December 31, 2018). A hypothetical change of one percentage point in passenger behavior with respect to use would result in an impact of up to ThUS $ 6,000 per month.

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of September 30, 2019, the deferred revenue associated with the LATAM Pass loyalty program amounts to ThUS$ 1,413,940 (ThUS$ 1,324,635 as of December 31, 2018). A hypothetical change of one percentage point in the exchange probability would result in an impact of ThUS$ 30,506 on the results of 2019 (ThUS $ 27,726 in 2018). The deferred revenues associated with the LATAM Pass Brazil Program (Note 22) amount to ThUS$ 295,253 as of September 30, 2019 (ThUS$ 293,831 as of December 31, 2018). A hypothetical change of two percentage points in the number of points pending to be exchanged would result in an impact of ThUS$ 3,605 on the results of 2019 (ThUS$ 13,140 in 2018).

(f)	Provisions needs, and their valuation when required

Known contingencies are recognized when: The Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)	Leases

(i)	Discount rate

The discount rate used to calculate the lease debt corresponds, for each aircraft, to the implicit interest rate induced by the contractual elements and residual market values. The implied rate of the contract is the discount rate that gives the aggregated present value of the minimum lease payments and the unguaranteed residual value. This present value should be equal to the sum of the fair value of the leased asset and any initial direct costs of the lessor.

For those lease other than aircraft, we use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. We give consideration to our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

A 100 basis point decrease in our estimate of the rate at January 1, 2019 (the date of our adoption of the New Lease Standard) would increase our lease liability by approximately US$ 105 million.

(ii)	Lease term

In determining the lease term, there are considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.

(h)	Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company considers that it has two operating segments: air transport and the Multiplus loyalty and coalition program.

The air transport segment corresponds to the route network for air transport and is based on the way in which the business is managed according to the centralized nature of its operations, the ability to open and close routes, as well as reallocating resources (aircraft, crew, personnel, etc.) within the network, which implies a functional interrelation between them, making them inseparable. This segment definition is one of the most common at the level of the airline industry worldwide.

The Multiplus Coalition and Loyalty Program segment, unlike the LATAM Pass and LATAM Fidelidade programs, which are frequent flyer programs that operate as a unilateral loyalty system, offers a flexible, interrelated coalition system among its members, which has 22,9 million members, together with being an entity with a separate administration and a business not directly related to air transport.

As indicated in the scope of consolidation of Note 1, the company Multiplus S.A. Administrator of the Coalition and Loyalty Program Multiplus merged with TAM Linhas Aereas S.A., ceasing to be an entity with independent administration. The Multiplus Coalition and Loyalty Program, which was defined as an operating segment, due to this independent administration, becomes part of the Air Transport segment, together with the LATAM Pass and LATAM loyalty programs. Due to the foregoing as of Junio 2019, the Company has only one operating segment.

For the 9 months ended			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At September 30,		At September 30,		At September 30,		At September 30,
	2019	2018	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited		Unaudited		Unaudited
Income from ordinary activities from external customers (*)	7,312,402	7,248,754	-	46,612	-	(39,222)	7,312,402	7,256,144
Passenger	6,527,954	6,374,348	-	46,612	-	(39,222)	6,527,954	6,381,738
Freight	784,448	874,406	-	-	-	-	784,448	874,406
Income from ordinary activities from transactions with other operating segments	-	-	-	-	-	-	-	-
Other operating income	247,923	238,302	-	85,425	-	-	247,923	323,727
Interest income	16,263	12,349	-	21,878		-	16,263	34,227
Interest expense	(426,058)	(408,353)	-	-		-	(426,058)	(408,353)
Total net interest expense	(409,795)	(396,004)	-	21,878	-	-	(409,795)	(374,126)
Depreciation and amortization	(1,079,214)	(1,025,238)	-	(5,164)	-	-	(1,079,214)	(1,030,402)
Material non-cash items other than depreciation and amortization	(87,109)	(299,320)	-	36	-	-	(87,109)	(299,284)
Disposal of fixed assets and inventory losses	(30,456)	(19,307)	-	-	-	-	(30,456)	(19,307)
Doubtful accounts	(12,340)	(11,221)	-	(1)	-	-	(12,340)	(11,222)
Exchange differences	(41,834)	(269,347)	-	37	-	-	(41,834)	(269,310)
Result of indexation units	(2,479)	555	-	-	-	-	(2,479)	555
Income (loss) atributable to owners of the parents (**)	(36,626)	(160,243)	-	79,875	-	-	(36,626)	(80,368)
Expenses for income tax	22,928	29,109	-	(32,105)	-	-	22,928	(2,996)
Segment profit / (loss)	(33,004)	(116,847)	-	54,580	-	-	(33,004)	(62,267)
Assets of segment	20,294,830	16,015,418	-	1,190,623	-	(5,124)	20,294,830	17,200,917
Segment liabilities	17,454,128	13,108,783	-	530,946	-	(23,105)	17,454,128	13,616,624
Amount of non-current asset additions	1,480,950	476,536	-	-	-	-	1,480,950	476,536
Property, plant and equipment	1,418,605	406,194	-	-	-	-	1,418,605	406,194
Intangibles other than goodwill	62,345	70,342	-	-	-	-	62,345	70,342
Purchase of non-monetary assets of segment	651,012	573,474	-	-	-	-	651,012	573,474

(*)	The Company does not have any interest income that should be recognized as income from ordinary activities by interest.

(**)	The result of the Company includes a net result of ThUS$ (8,162) resulting from the application of IAS 21 and IAS 29, for the subsidiaries that are in hyperinflationary economies.

For the 9 months ended
			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At September 30,		At September 30,		At September 30,		At September 30,
	2019	2018	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited		Unaudited		Unaudited
Net cash flows from
Purchases of property, plant and equipment	588,170	502,197	-	62	-	-	588,170	502,259
Additions associated with maintenance	305,937	250,543	-	-	-	-	305,937	250,543
Other additions	282,233	251,654	-	62	-	-	282,233	251,716
Purchases of intangible assets (***)	62,842	67,477	-	3,738	-	-	62,842	71,215
Other additions	62,842	67,477		3,738	-	-	62,842	71,215
Net cash flows from (used in) operating activities	1,649,597	1,079,984	-	115,369	-	(39,182)	1,649,597	1,156,171
Net cash flow from (used in) investing activities	(1,077,757)	(423,640)	-	(3,233)	-	-	(1,077,757)	(426,873)
Net cash flows from (used in) financing activities	(526,622)	(972,694)	-	(72,859)	-	-	(526,622)	(1,045,553)

(***)	The Company does not have cash flows from purchases of intangible assets associated with maintenance.

For the 3 months ended			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At September 30,		At September 30,		At September 30,		At September 30,
	2019	2018	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited		Unaudited		Unaudited
Income from ordinary activities from external customers (*)	2,591,988	2,389,034	-	9,028	-	(12,011)	2,591,988	2,386,051
Passenger	2,340,297	2,110,151	-	9,028	-	(12,011)	2,340,297	2,107,168
Freight	251,691	278,883	-	-	-	-	251,691	278,883
Income from ordinary activities from transactions with other operating segments	-	-	-	-	-	-	-	-
Other operating income	73,112	81,273	-	24,657	-	-	73,112	105,930
Interest income	4,063	4,604	-	4,696		-	4,063	9,300
Interest expense	(145,813)	(135,827)	-	-		-	(145,813)	(135,827)
Total net interest expense	(141,750)	(131,223)	-	4,696	-	-	(141,750)	(126,527)
Depreciation and amortization	(375,841)	(342,451)	-	(1,629)	-	-	(375,841)	(344,080)
Material non-cash items other than depreciation and amortization	(88,065)	(107,691)	-	34	-	-	(88,065)	(107,657)
Disposal of fixed assets and inventory losses	(12,276)	(7,163)	-	-	-	-	(12,276)	(7,163)
Doubtful accounts	1,572	(5,602)	-	(1)	-	-	1,572	(5,603)
Exchange differences	(74,788)	(92,392)	-	35	-	-	(74,788)	(92,357)
Result of indexation units	(2,573)	(2,534)	-	-	-	-	(2,573)	(2,534)
Income (loss) atributable to owners of the parents (**)	86,265	16,248	-	18,965	-	-	86,265	35,213
Expenses for income tax	32,202	33,176	-	(6,811)	-	-	32,202	26,365
Segment profit / (loss)	87,022	37,754	-	-	-	-	87,022	37,754
Assets of segment	20,294,830	16,015,418	-	1,190,623	-	(5,124)	20,294,830	17,200,917
Segment liabilities	17,454,128	13,108,783	-	530,946	-	(23,105)	17,454,128	13,616,624
Amount of non-current asset additions	964,682	168,477	-	-	-	-	964,682	168,477
Property, plant and equipment	943,321	142,642	-	-	-	-	943,321	142,642
Intangibles other than goodwill	21,361	25,835	-	-	-	-	21,361	25,835
Purchase of non-monetary assets of segment	203,371	251,292	-	-	-	-	203,371	251,292

(*)	The Company has no income interest from ordinary activities.

(**)	The result of the Company includes a net result of ThUS $ (8,943) as a result of the application of IAS 21 and IAS 29, for subsidiaries that are in hyperinflationary economies.

For the 3 months ended
			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At September 30,		At September 30,		At September 30,		At September 30,
	2019	2018	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited		Unaudited		Unaudited
Net cash flows from
Purchases of property, plant and equipment	181,613	224,845	-	62	-	-	181,613	224,907
Additions associated with maintenance	38,534	79,180	-	-	-	-	38,534	79,180
Other additions	143,079	145,665	-	62	-	-	143,079	145,727
Purchases of intangible assets (***)	21,758	26,154	-	231	-	-	21,758	26,385
Other additions	21,758	26,154	-	231	-	-	21,758	26,385
Net cash flows from (used in) operating activities	800,300	396,277	-	54,925	-	(41,736)	800,300	409,466
Net cash flow from (used in) investing activities	(355,829)	(378,062)	-	(324)	-	-	(355,829)	(378,386)
Net cash flows from (used in) financing activities	(437,767)	(122,655)	-	(12,510)	-	-	(437,767)	(135,165)

(***)	The Company has no cash flows from purchases of intangible assets associated with maintenance.

The Company’s revenues by geographic area are as follows:

	For the 9 months ended		For the 3 months ended
	At September 30,		At September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Perú	566,188	489,693	205,299	193,780
Argentina	455,473	811,594	134,488	217,495
E.E.U.U.	741,029	725,692	248,641	233,918
Europa	513,762	560,473	174,860	187,369
Colombia	263,249	269,199	91,659	90,770
Brasil	2,820,081	2,476,241	1,087,119	842,598
Ecuador	153,522	150,278	50,973	49,448
Chile	1,175,818	1,163,163	394,361	381,675
Asia Pacific and rest of Latin America	623,280	609,811	204,588	188,998
Income from ordinary activities	7,312,402	7,256,144	2,591,988	2,386,051
Other operating income	247,923	323,727	73,112	105,930

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Cash on hand	37,065	8,974
Bank balances	362,145	331,218
Overnight	241,945	282,164
Total Cash	641,155	622,356

Cash equivalents
Time deposits	163,791	415,633
Mutual funds	142,496	43,653
Total cash equivalents	306,287	459,286

Total cash and cash equivalents	947,442	1,081,642

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	September 30,	December 31,
Currency	2019	2018
	ThUS$	ThUS$
	Unaudited
Argentine peso	11,161	17,786
Brazilian real	181,516	131,760
Chilean peso	62,810	415,713
Colombian peso	25,551	10,843
Euro	45,675	20,339
US Dollar	547,768	394,215
Other currencies	72,961	90,986
Total	947,442	1,081,642

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of September 30, 2019 (Unaudited)

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	804,946	142,496	-	947,442
Other financial assets, current (*)	64,446	447,335	23,948	535,729
Trade and others accounts receivable, current	1,381,583	-	-	1,381,583
Accounts receivable from related entities, current	12,925	-	-	12,925
Other financial assets, non current	52,765	-	-	52,765
Accounts receivable, non current	4,472	-	-	4,472
Total	2,321,137	589,831	23,948	2,934,916

	Measured at
	amortized	Hedge
Liabilities	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	2,085,160	40,805	2,125,965
Trade and others accounts payable, current	1,872,513	-	1,872,513
Accounts payable to related entities, current	75	-	75
Other financial liabilities, non-current	8,431,834	659	8,432,493
Accounts payable, non-current	600,569	-	600,569
Total	12,990,151	41,464	13,031,615

(*)	The value presented in designated at the initial moment at fair value with changes in results, corresponds mainly to private investment funds, and in loans and accounts receivable, corresponds to guarantees delivered.

As of December 31, 2018 (Restated)

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,037,989	43,653	-	1,081,642
Other financial assets, current (*)	16,203	344,426	23,355	383,984
Trade and others accounts receivable, current	1,162,582	-	-	1,162,582
Accounts receivable from related entities, current	2,931	-	-	2,931
Other financial assets, non current	58,700	-	-	58,700
Accounts receivable, non current	5,381	-	-	5,381
Total	2,283,786	388,079	23,355	2,695,220

	Measured at
	amortized	Hedge
Liabilities	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$
	Restated		Restated
	Unaudited		Unaudited

Other liabilities, current (*)	1,768,365	25,921	1,794,286
Trade and others accounts payable, current	1,674,303	-	1,674,303
Accounts payable to related entities, current	382	-	382
Other financial liabilities, non-current (*)	8,359,122	340	8,359,462
Accounts payable, non-current	529,277	-	529,277
Total	12,331,449	26,261	12,357,710

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.	Financial instruments by currency

a)	Assets

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited	Restated
		Unaudited
Cash and cash equivalents	947,442	1,081,642
Argentine peso	11,161	17,786
Brazilian real	181,516	131,760
Chilean peso	62,810	415,713
Colombian peso	25,551	10,843
Euro	45,675	20,339
US Dollar	547,768	394,215
Other currencies	72,961	90,986

Other financial assets (current and non-current)	588,494	442,684
Argentine peso	100	152
Brazilian real	457,305	327,110
Chilean peso	26,092	25,972
Colombian peso	3,001	1,748
Euro	7,000	7,438
US Dollar	92,335	78,121
Other currencies	2,661	2,143

Trade and other accounts receivable, current	1,381,583	1,162,582
Argentine peso	38,079	82,893
Brazilian real	712,013	511,171
Chilean peso	110,764	113,168
Colombian peso	2,667	7,259
Euro	28,251	49,044
US Dollar	249,783	110,312
Other currencies (*)	240,026	288,735

Accounts receivable, non-current	4,472	5,381
Brazilian real	3	3
Chilean peso	4,469	5,378

Accounts receivable from related entities, current	12,940	2,931
Argentine peso	3	-
Brazilian real	-	293
Chilean peso	12,873	200
US Dollar	64	2,438

Total assets	2,934,931	2,695,220
Argentine peso	49,343	100,831
Brazilian real	1,350,837	970,337
Chilean peso	204,199	560,431
Colombian peso	31,219	19,850
Euro	80,926	76,821
US Dollar	902,759	585,086
Other currencies	315,648	381,864

(*)	See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited	Restated
		Unaudited
Trade accounts receivable	1,089,640	1,077,561
Other accounts receivable	399,492	188,393
Total trade and other accounts receivable	1,489,132	1,265,954
Less: Allowance for impairment loss	(103,077)	(97,991)
Total net trade and accounts receivable	1,386,055	1,167,963
Less: non-current portion – accounts receivable	(4,472)	(5,381)
Trade and other accounts receivable, current	1,381,583	1,162,582

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of September 30, 2019			As December 31, 2018
	Expectated	Gross book	Impairment loss	Expectated	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	(Unaudited)
Up to date	3%	877,242	(22,527)	3%	888,930	(23,933)
From 1 to 90 days	9%	47,409	(4,380)	5%	91,387	(5,014)
From 91 to 180 days	15%	51,974	(7,767)	45%	11,085	(4,983)
From 181 to 360 days	39%	43,312	(17,058)	65%	15,078	(9,864)
more of 360 days	74%	69,703	(51,345)	76%	71,081	(54,197)
Total	10%	1,089,640	(103,077)	9%	1,077,561	(97,991)

(1)	Corresponds to the expected average rate.
(2)	the gross book value represents the maximum growth risk value of trade accounts receivable.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	September 30,	December 31,
Currency	2019	2018
	ThUS$	ThUS$
	Unaudited
Argentine Peso	38,079	82,893
Brazilian Real	712,016	511,174
Chilean Peso	115,233	118,546
Colombian peso	2,667	7,259
Euro	28,251	49,044
US Dollar	249,783	110,312
Other currency (*)	240,026	288,735
Total	1,386,055	1,167,963

(*) Other currencies
Australian Dollar	15,235	100,733
Chinese Yuan	32	5,106
Danish Krone	501	475
Pound Sterling	31,148	18,129
Indian Rupee	10,714	7,163
Japanese Yen	75,145	56,589
Norwegian Kroner	617	283
Swiss Franc	7,750	5,046
Korean Won	32,276	31,381
New Taiwanese Dollar	9,303	6,180
Other currencies	57,305	57,650
Total	240,026	288,735

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

		Adoption
	Opening	adjustment		(Increase)	Closing
	balance	IFRS 9 (*)	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2018 (Unaudited)	(87,909)	(10,524)	7,820	1,150	(89,463)
From October 1 to December 31, 2018	(89,463)	-	800	(9,328)	(97,991)
From January 1 to September 30, 2019 (Unaudited)	(97,991)	-	1,980	(7,066)	(103,077)

(*)	Adjustment to the balance as of December 31, 2017 registered in retained earnings as of 01.01.2018 for the adoption of IFRS 9

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of September 30, 2019			As of December 31, 2018
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unaudited

Trade accounts receivable	1,089,640	(103,077)	986,563	1,077,561	(97,991)	979,570
Other accounts receivable	399,492	-	399,492	188,393	-	188,393

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		September 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2019	2018
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	12,873	1,907
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	-	988
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	3	-
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	46	31
96.782.530-1	Inmobiliaria e Inversiones Asturias S.A.	Related director	Chile	CLP	1	-
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	-
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	-	5
	Total current assets				12,925	2,931

(b)	Accounts payable

					As of	As of
			Country		September 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2019	2018
					ThUS$	ThUS$
					Unaudited
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	71	365
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	-	15
	Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	4	2
	Total current liabilities				75	382

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 -INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Technical stock	321,221	233,276
Non-technical stock	46,792	46,068
Total	368,013	279,344

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	17,582	20,500
Provision for obsolescenceNon-technical stock	5,396	4,621
Total	22,978	25,121

The resulting amounts do not exceed the respective net realization values.

For the period ended September 30, 2019, the Company recorded ThUS$ 96,900 (ThUS$ 96,865 for the period ended September 30, 2018) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets

Private investment funds	445,028	322,428	-	-	445,028	322,428
Deposits in guarantee (aircraft)	10,423	9,610	32,666	37,636	43,089	47,246
Guarantees for margins of derivatives	291	661	-	-	291	661
Other investments	-	-	493	494	493	494
Domestic and foreign bonds	2,523	1,394	-	-	2,523	1,394
Other guarantees given	7,583	7,140	19,606	20,570	27,189	27,710

Subtotal of other financial assets	465,848	341,233	52,765	58,700	518,613	399,933

(b) Hedging assets
Accrued Interest since the last payment date
Cross currency swap of currencies	44,703				44,703	-
Fair value of interest rate derivatives	-	19,460	-	-	-	19,460
Fair value of foreign currency derivatives	2,009	3,895	-	-	2,009	3,895
Fair value of fuel price derivatives	23,169	-	-	-	23,169	-

Subtotal of hedging assets	69,881	23,355	-	-	69,881	23,355

(c) Derivatives not recognized as a hedge

Foreign currency derivatives not recognized as a hedge	-	19,396	-	-	-	19,396

Subtotal of derivatives not recognized as a hedge	-	19,396	-	-	-	19,396

Total Other Financial Assets	535,729	383,984	52,765	58,700	588,494	442,684

The different derivative hedging contracts maintained by the Company at the end of each period are described in Note 19.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited		Unaudited
(a) Advance payments

Aircraft insurance and other	9,104	16,483	-	-	9,104	16,483
Others	16,733	20,105	2,090	4,460	18,823	24,565
Subtotal advance payments	25,837	36,588	2,090	4,460	27,927	41,048

(b) Contract assets (1)

GDS costs	14,625	14,708	-	-	14,625	14,708
Credit card commissions	18,640	21,614	-	-	18,640	21,614
Travel agencies commissions	13,322	12,635	-	-	13,322	12,635
Subtotal advance payments	46,587	48,957	-	-	46,587	48,957

(c) Other assets

Aircraft maintenance reserve (2)	20,597	831	25,234	51,836	45,831	52,667
Sales tax	147,374	187,410	38,042	38,186	185,416	225,596
Other taxes	14,129	15,255	-	-	14,129	15,255
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	258	258	739	739	997	997
Judicial deposits	4	-	143,572	132,267	143,576	132,267
Others	827	1,177	51	53	878	1,230
Subtotal other assets	183,189	204,931	207,638	223,081	390,827	428,012
Total Other Non - Financial Assets	255,613	290,476	209,728	227,541	465,341	518,017

(1) Movement of Contracts assets:

			Adjustments
	Initial		by the application	Difference by		Final
	balance	Activation	IFRS 15	conversion	Amortization	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2018 (Unaudited)	-	127,741	54,361	16,109	(151,309)	46,902
From October 1 to December 31, 2018	46,902	52,430	-	(21,128)	(29,247)	48,957
From January 1 to September 30, 2019 (Unaudited)	48,957	160,118	-	(20,182)	(142,306)	46,587

(2)	Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of September 30, 2019, maintenance reserves amount to ThUS$ 40,835 (ThUS$ 52,667 as of December 31, 2018), corresponding to 8 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and groups in expropriation held for sale at September 30, 2019 and December 31, 2018, are detailed below:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Current assets

Aircraft	326,569	265
Engines and rotables	1,863	5,299
Other assets	34,923	204
Foreign currency translation	58	-
Total	363,413	5,768

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

-	Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During the period of 2019, three Airbus A350 aircraft, a building located at Av. Americo Vespucio 901 and the offices located at Presidente Riesco 5711 were reclassified from Property, plants and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

Additionally, during the period 2019, the sale of one motor spare model CF6-80C2B7F and one Boeing 767 aircraft were materialized. As a result of the above, during the period of 2019, adjustments for US $ 2 million were recognized to record these assets at their net realizable value.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a) Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country of	Functional	September 30,	December 31,
Name of significant subsidiary	incorporation	currency	2019	2018
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89395	99.89803
Lan Argentina S.A.	Argentina	ARS	99.98370	99.86560
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19414	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

	Statement of financial position as of September 30, 2019						Results for the period ended September 30, 2019
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	340,523	301,057	39,466	342,234	340,916	1,318	859,840	(4,601)
Lan Cargo S.A.	633,600	328,082	305,518	465,169	398,061	67,108	204,610	(7,929)
Lan Argentina S.A.	298,659	292,748	5,911	117,316	115,415	1,901	140,397	(25,751)
Transporte Aéreo S.A.	340,187	80,955	259,232	135,235	37,178	98,057	230,302	3,764
Latam Airlines Ecuador S.A.	128,235	117,518	10,717	113,539	102,049	11,490	181,190	3,671
Aerovías de Integración Regional, AIRES S.A.	99,287	43,393	55,894	79,489	71,722	7,767	201,858	(16,180)
TAM S.A. (*)	4,254,499	1,969,711	2,284,788	3,453,357	2,290,345	1,163,012	3,589,807	(11,149)

	Statement of financial position as of December 31, 2018						Results for the period ended September 30, 2018
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$ Restated
	Restated Unaudited						Unaudited
Latam Airlines Perú S.A.	419,325	379,490	39,835	409,221	406,159	3,062	871,860	(7,996)
Lan Cargo S.A.	513,367	243,499	269,868	336,715	292,399	44,316	190,997	(23,241)
Lan Argentina S.A.	243,230	235,919	7,311	239,234	236,786	2,448	154,878	(132,538)
Transporte Aéreo S.A.	331,496	72,597	258,899	129,233	28,277	100,956	231,221	(31,281)
Latam Airlines Ecuador S.A.	108,735	96,564	12,171	98,238	89,921	8,317	174,821	4,354
Aerovías de Integración Regional, AIRES S.A.	116,352	55,865	60,487	77,984	69,150	8,834	215,366	(6,396)
TAM S.A. (*)	4,420,546	2,007,830	2,412,716	3,256,017	1,832,796	1,423,221	3,434,453	(18,283)

(*)	Corresponds to consolidated information of TAM S.A. and Subsidiaries

(b) Non-controlling

	Tax No.	Country of origin	As of September 30, 2019	As of December 31, 2018	As of September 30, 2019	As of December 31, 2018
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited	Restated
						Unaudited
Latam Airlines Perú S.A	0-E	Peru	30.00000	30.00000	(512)	3,032
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	371	(101)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	0.13940	(6,431)	8,684
Lan Argentina S.A.	0-E	Argentina	0.00344	0.02890	6	(472)
Americonsult de Guatemala S.A.	0-E	Guatemala	0.87000	1.00000	1	1
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	(7)	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	0.20000	1.00000	2	11
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(176)	(462)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	194	378
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,331	1,740
Multiplus S.A.	0-E	Brazil	0.00000	27.26000	-	67,096
Total					(5,221)	79,908

			For the period ended		For the 9 months ended		For the 3 months ended
			At September 30,		At September 30,		At September 30,
	Tax No.	Country	2019	2018	2019	2018	2019	2018
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited		Unaudited
Incomes
Latam Airlines Perú S.A	0-E	Perú	30.00000	30.00000	(2,817)	(4,895)	(659)	(3,045)
Lan Cargo S.A. y Filiales	93.383.000-4	Chile	0.10196	0.10196	280	(43)	272	(68)
Promotora Aerea Latinoamericana S.A. y Filiales	0-E	México	-	51.00000	-	310	-	80
Inversora Cordillera S.A. y Filiales	0-E	Argentina	4.22000	0.70422	437	92	252	92
Lan Argentina S.A.	0-E	Argentina	0.00344	0.13440	(340)	19	(357)	19
Americonsult S.A. y Filiales	0-E	México	0.20000	1.00000	(7)	(1)	1	-
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	287	154	1,155	(27)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	(161)	(52)	(104)	(25)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	217	792	197	256
Multiplus S.A.	0-E	Brasil	-	27.26000	5,726	21,612	-	5,146
Total					3,622	17,988	757	2,428

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of September 30, 2019	As of December 31, 2018	As of September 30, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Airport slots	773,956	828,969	773,956	828,969
Loyalty program	255,336	274,420	255,336	274,420
Computer software	231,509	156,038	642,347	529,009
Developing software	74,616	151,853	74,616	151,853
Trademarks (1)	19,868	29,361	49,678	53,391
Other assets	355	431	1,315	1,325
Total	1,355,640	1,441,072	1,797,248	1,838,967

Movement in Intangible assets other than goodwill:

	Computer software Net	Developing software	Airport slots (2)	Trademarks and loyalty program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	160,970	123,415	964,513	368,349	1,617,247
Additions	791	69,551	-	-	70,342
Withdrawals	(403)	(120)	-	-	(523)
Transfer software	56,008	(57,425)	-	-	(1,417)
Foreing exchange	(12,455)	(5,872)	(161,051)	(63,395)	(242,773)
Amortization	(40,294)	-	-	(8,377)	(48,671)
Adjustment application IAS 29 by hyperinflation Argentina	58	-	-	-	58
Closing balance as of September 30, 2018 (Unaudited)	164,675	129,549	803,462	296,577	1,394,263
Opening balance as of October 1, 2018	164,675	129,549	803,462	296,577	1,394,263
Additions	-	24,750	-	-	24,750
Withdrawals	-	(5)	-	-	(5)
Transfer software	3,763	(3,662)	-	-	101
Foreing exchange	2,224	1,221	25,507	9,873	38,825
Amortization	(14,255)	-	-	(2,669)	(16,924)
Hyperinflation Argentina	-	-	-	-	-
Adjustment application IAS 29 by hyperinflation Argentina	62	-	-	-	62
Closing balance as of December 31, 2018	156,469	151,853	828,969	303,781	1,441,072
Opening balance as of January 1, 2019	156,469	151,853	828,969	303,781	1,441,072
Additions	141	62,204	-	-	62,345
Withdrawals	(270)	(1,123)	-	-	(1,393)
Transfer software	131,511	(134,694)	-	-	(3,183)
Foreing exchange	(4,806)	(3,624)	(55,013)	(20,739)	(84,182)
Amortization	(51,181)	-	-	(7,838)	(59,019)
Closing balance as of September 30, 2019 (Unaudited)	231,864	74,616	773,956	275,204	1,355,640

1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group’s brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

2)	See Note 2.5

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs and brands as of September 30, 2019, amounts to ThUS $ 498,071 (ThUS $ 439,059 as of December 31, 2018).

NOTE 16 – GOODWILL

Goodwill as of September 30, 2019, amounts to ThUS $ 2,319,315 (ThUS $ 2,294,072 as of December 31, 2018). The goodwill movement, separated by CGU, includes the following:

Movement of Goodwill, separated by CGU:

	Air Transport	Coalition and loyalty program Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	2,146,692	525,858	2,672,550
Increase (decrease) due to exchange rate differences	(350,286)	(91,397)	(441,683)
Adjustment IAS 29, hyperinflation Argentina	335	-	335
Others	(1,688)	-	(1,688)
Closing balance as of September 30, 2018 (Unaudited)	1,795,053	434,461	2,229,514
Opening balance as of October 1, 2018	1,795,053	434,461	2,229,514
Increase (decrease) due to exchange rate differences	50,083	14,475	64,558
Closing balance as of December 31, 2018	1,845,136	448,936	2,294,072
Opening balance as of January 1, 2019	1,845,136	448,936	2,294,072
Increase (decrease) due to exchange rate differences	(123,538)	(31,219)	(154,757)
From merge of Multiplus S.A. (see note 1)	417,717	(417,717)	-
Closing balance as of Obtober 30, 2019 (Unaudited)	2,139,315	-	2,139,315

As of December 31, 2018 the Company has two cash- generating units (CGUs), “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU “Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units and operating segments have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, 5 years after tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth.

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management’s expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU “Air transportation” and Brazilian Reals for CGU “Program coalition loyalty Multiplus”, both after taxes and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

As of December 31, 2018 the recoverable values were determined using the following assumptions presented below:

		Air transportation CGU	Coalition and loyalty program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.0 - 2.0	4.0 - 5.0
Exchange rate (1)	R$/US$	3.7 - 4.6	3.5 - 4.3
Discount rate based on the weighted average cost of capital (WACC)%		8.07 - 10.07
Discount rate based on cost of equity (CoE)%			12.0 - 13.0
Fuel Price from futures price curves commodities markets	US$/barrel	75-80

(1)	In line with the expectations of the Central Bank of Brazil
(2)	The flows, like the growth and discount rates, are denominated in reais.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU´s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

	Increase Maximum WACC	Increase Maximum CoE	Decrease Minimum terminal growth rate
	%	%	%
Air transportation CGU	10.07	-	1.0
Coalition and loyalty program Multiplus CGU	-	13.00	4.0

In none of the previous cases impairment in the cash- generating unit was presented.

As of September 30, 2019, no signs of deterioration have been identified for the Air Transport CGU that require an impairment test.

As of September 30, 2019, the Company maintains the CGU “Air Transport”, due to the merger of Multiplus S.A. in TAM Linhas Aereas (see Note 1), and also a change on administration structure. No impairment indication have been identified after this operation.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of September 30, 2019	As of December 31, 2018	As of September 30, 2019	As of December 31, 2018	As of September 30, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited		Unaudited
Construction in progress (1)	488,681	630,320	-	-	488,681	630,320
Land	47,627	45,424	-	-	47,627	45,424
Buildings	138,770	179,907	(58,624)	(67,342)	80,146	112,565
Plant and equipment	13,718,014	13,333,837	(4,881,386)	(4,361,337)	8,836,628	8,972,500
Own aircraft	12,983,538	12,595,223	(4,673,499)	(4,096,975)	8,310,039	8,498,248
Other (2)	734,476	738,614	(207,887)	(264,362)	526,589	474,252
Machinery	32,607	34,253	(27,257)	(27,659)	5,350	6,594
Information technology equipment	159,584	160,936	(138,766)	(138,372)	20,818	22,564
Fixed installations and accessories	169,549	182,629	(109,411)	(111,620)	60,138	71,009
Motor vehicles	65,866	69,653	(58,785)	(60,531)	7,081	9,122
Leasehold improvements	232,579	211,322	(142,040)	(128,055)	90,539	83,267
Right of use	5,441,519	4,987,953	(2,719,340)	(2,439,509)	2,722,179	2,548,444
Aircraft	5,203,334	4,761,529	(2,571,363)	(2,305,195)	2,631,971	2,456,334
Other assets	238,185	226,424	(147,977)	(134,314)	90,208	92,110
Total	20,494,796	19,836,234	(8,135,609)	(7,334,425)	12,359,187	12,501,809

(1)	As of September 30, 2019, includes advances paid to aircraft manufacturers for ThUS$ 466,677 (ThUS$ 612,236 as of December 31, 2018)

(2)	Consider mainly rotables and tools.

a) Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Rights of use net	Property, Plant and equipment net
	ThUs$	ThUs$	ThUs$	ThUs$	ThUs$	ThUs$	ThUs$	ThUs$	ThUs$	ThUs$

Opening balance as of January 1, 2018 Restated (Unaudited)	556,822	49,780	124,548	9,138,591	30,156	80,777	436	84,225	2,865,317	12,930,652
Additions	4,417	-	-	386,829	4,654	64	24	10,205	182,114	588,307
Disposals	-	(8)	(1,412)	(1,856)	(30)	(64)	(14)	-	-	(3,384)
Retirements	(80)	-	(19)	(19,629)	(89)	(24)	-	(4)	-	(19,845)
Depreciation expenses	-	-	(4,708)	(527,597)	(9,224)	(9,455)	(114)	(21,537)	(296,427)	(869,062)
Foreing exchange	(1,178)	(5,120)	(5,011)	(112,873)	(1,950)	(8,893)	(29)	(2,752)	(16,450)	(154,256)
Other increases (decreases)	110,189	-	(89)	32,720	865	6,558	251	8,753	(120,492)	38,755
Adjustment application IAS 29										-
Hyperinflation Argentina	265	-	-	3,329	264	1,018	65	-	-	4,941
Changes, total	113,613	(5,128)	(11,239)	(239,077)	(5,510)	(10,796)	183	(5,335)	(251,255)	(414,544)
Closing balance as of September 30, 2018 Restated (Unaudited)	670,435	44,652	113,309	8,899,514	24,646	69,981	619	78,890	2,614,062	12,516,108
Opening balance as of October 1, 2018 Restated (Unaudited)	670,435	44,652	113,309	8,899,514	24,646	69,981	619	78,890	2,614,062	12,516,108
Additions	3,510	-	-	248,538	341	-	-	10,205	144,184	406,778
Disposals	-	-	-	(2,891)	-	(10)	-	-		(2,901)
Retirements	-	-	-	(44,145)	(3)	(3)	-	-	-	(44,151)
Depreciation expenses	-	-	(1,511)	(177,980)	(2,453)	(3,083)	(32)	(6,229)	(94,711)	(285,999)
Foreing exchange	464	772	767	18,385	131	394	1	401	2,699	24,014
Other increases (decreases)	(44,197)	-	-	45,621	(133)	3,637	22		(117,790)	(112,840)
Adjustment application IAS 29
Hyperinflation Argentina	108	-	-	540	35	93	24	-		800
Changes, total	(40,115)	772	(744)	88,068	(2,082)	1,028	15	4,377	(65,618)	(14,299)
Closing balance as of December 31, 2018 Restated (Unaudited)	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	2,548,444	12,501,809
Opening balance as of January 1, 2019 (Restated Unaudited)	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	2,548,444	12,501,809
Additions	19,014	7,950	-	787,467	5,089	17	43	23,332	575,693	1,418,605
Disposals	-	(28)	(47)	(23,767)	(6)	-	(11)	-	-	(23,859)
Retirements	(5)	-	-	(34,678)	(84)	(2)	-	-	-	(34,769)
Depreciation expenses	-	-	(4,436)	(573,096)	(6,612)	(9,310)	(72)	(15,307)	(291,543)	(900,376)
Foreing exchange	(1,481)	(1,842)	(1,585)	(43,611)	(404)	(3,093)	(123)	(753)	(7,223)	(60,115)
Other increases (decreases)	(159,167)	(3,877)	(26,351)	(251,309)	271	1,517	-	-	(103,192)	(542,108)
Changes, total	(141,639)	2,203	(32,419)	(138,994)	(1,746)	(10,871)	(163)	7,272	173,735	(142,622)
Closing balance as of September 30, 2019 (Unaudited)	488,681	47,627	80,146	8,848,588	20,818	60,138	471	90,539	2,722,179	12,359,187

(b)	Composition of the fleet:

		Aircraft included				Aircraft included
		in Property,				as Rights				Total
		plant and equipment				of use assets				fleet
		As of		As of		As of		As of		As of		As of
		September 30,		December 31,		September 30,		December 31,		September 30,		December 31,
Aircraft	Model	2019		2018		2019		2018		2019		2018
		Unaudited				Unaudited				Unaudited
Boeing 767	300ER	31		33		2		2		33		35
Boeing 767	300F	9	(1)	9	(1)	1		1		10	(1)	10	(1)
Boeing 777	300ER	4		4		6		6		10		10
Boeing 777	200ER	-		-		1		2		1		2
Boeing 787	800	6		6		4		4		10		10
Boeing 787	900	4		4		10		10		14		14
Airbus A319	100	37		37		9		9		46		46
Airbus A320	200	96	(2)	97	(2)	45		34		141	(2)	131	(2)
Airbus A320	NEO	5		1		5		3		10		4
Airbus A321	200	30		30		19		19		49		49
Airbus A350	900	2		5	(3)	6	(3)	4	(3)	8	(3)	9	(3)
Total		224		226		108		94		332		320

(1) One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.

(2) Three aircraft leased to Salam Air and two to Sundair

(3) Three aircraft leased to Qatar Air. Two in rights of use assets and one in Property, plant and equipment.

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life (years)
		minimum	maximum

Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*) Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**) Aircraft with remarketing clause are those that are required to sell at the end of the contract.

As of September 30, 2019, the charge to income for the depreciation of the period, which is included in the consolidated statement of income, amounts to ThUS $ 900,375 and ThUS $ 869,062 for the same period of the year 2018; those amounts include depreciation of assets for right of use, for ThUS $ 291,543 and ThUS $ 296,427, respectively). This expense is recognized in the cost of sales and administrative expenses of the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			September 30,		December 31,
			2019		2018
Guarantee	Assets		Existing	Book	Existing	Book
agent (1)	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited
Wilmington Trust Company	Aircraft and engines	Airbus A319	80,048	240,332	96,057	234,329
		Airbus A320	77,710	235,986	98,903	220,390
		Airbus A321 / A350	547,652	653,064	587,382	682,639
		Boeing 767	66,994	197,435	82,793	206,868
		Boeing 787	615,713	703,629	672,065	736,858
Banco Santander S.A.	Aircraft and engines	Airbus A320	-	-	172,474	275,511
		Airbus A321	-	-	25,661	41,957
BNP Paribas	Aircraft and engines	Airbus A319	-	-	26,702	45,520
Credit Agricole	Aircraft and engines	Airbus A319	1,073	7,803	11,154	31,865
		Airbus A320	137,460	126,244	134,328	132,301
		Airbus A321 / A350	30,733	30,072	22,439	24,939
		Boeing 767	10,404	33,549	21,830	43,568
		Boeing 787	74,023	37,752	74,023	42,228
Wells Fargo	Aircraft and engines	Airbus A320	-	-	196,540	285,877
Bank of Utah	Aircraft and engines	Airbus A320 / A350	36,201	40,251	556,019	630,065
Natixis	Aircraft and engines	Airbus A321	293,489	391,509	324,524	410,771
Citibank N. A.	Aircraft and engines	Airbus A320	-	-	78,049	132,296
		Airbus A321	-	-	28,938	70,333
MUFG Bank	Aircraft and engines	Airbus A320	73,785	100,723	-	-
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	-	-	37,615	52,435
Banco BBVA	Land and buildings (2)		49,308	36,233	50,785	64,500
Total direct guarantee			2,094,593	2,834,582	3,298,281	4,365,250

(1) For syndicated loans, is the Guarantee Agent that, represent different creditors.

(2) Corresponds to a debt classified in item loans to exporters (see Note 19).

The amounts of the current debt are presented at their nominal value. The book value corresponds to the goods granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of September 30, 2019, amounts to ThUS$ 1,982,596 (ThUS$ 1,633,504 as of December 31, 2018). The book value of the assets with indirect guarantees as of September 30, 2019, amounts to ThUS$ 4,098,236 (ThUS$ 3,258,950 as of December 31, 2018).

As of September 30, 2019, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	One letter of credit	1,100	Nov 30, 2019
Avolon Aerospace AOE 62 Limited	LATAM Airlines Group S.A.	Three letter of credit	2,167	Sep 30, 2020
Bank of Utah	LATAM Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2020
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Three letter of credit	14,327	Dec 6, 2019
ORIX Aviation Systems Limited	LATAM Airlines Group S.A.	Four letter of credit	8,642	Dec 26, 2019
Sky High XXIV Leasing Company	LATAM Airlines Group S.A.	Eight letter of credit	6,831	Dec 14, 2019
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	One letter of credit	3,000	Mar 1, 2020
Shapphire Leasing (AOE) Limited	Tam Linhas Aéreas S.A.	One letter of credit	7,000	Oct 25, 2019
Wells Fargo Bank	LATAM Airlines Group S.A.	Nine letter of credit	15,160	Feb 4, 2020
Banc Of America	LATAM Airlines Group S.A.	Three letter of credit	1,044	Jul 2, 2020
Macquaire Aircraft Leasing Services	LATAM Airlines Group S.A.	Five letter of credit	2,582	Jul 2, 2020
			63,853

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	249,675	192,606
Commitments for the acquisition of aircraft (*)	13,000,000	14,400,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2019	2020	2021	2022	2023-2026	Total

Airbus S.A.S.	5	9	13	11	21	59
A320-NEO	3	5	6	5	7	26
A321-NEO	-	4	5	4	6	19
A350-1000	-	-	-	-	8	8
A350-900	2	-	2	2	-	6
The Boeing Company	2	2	2	-	4	10
Boeing 777-F	-	-	-	-	2	2
Boeing 787-9	2	2	2	-	2	8
Total	7	11	15	11	25	69

As of September 30, 2019, as a result of the different aircraft purchase contracts and agreements signed with Airbus SAS, there are remaining to receive 45 Airbus aircraft of the A320 family, with deliveries between 2019 and 2024, and 14 Airbus aircraft of the A350 family with dates delivery between 2019 and 2026. The approximate amount, according to manufacturer’s list prices, is ThUS$ 11,000,000.

As of September 30, 2019, as a result of the different aircraft purchase contracts signed with The Boeing Company, there are remaining 8 Boeing 787 Dreamliner aircraft, with delivery dates between 2019 and 2023, and 2 Boeing 777-300 Freighter aircraft, with delivery scheduled for the year 2024. The approximate amount, according to manufacturer’s list prices, is ThUS$ 3,000,000.

Additionally, during 2019 the company signed a contract to lease 14 Airbus A320-200 aircraft with arrivals from the second quarter of this year, the are 1 aircraft remaing to receive.

During the third quarter of 2019 the company signed a sale contract for 14 Airbus A350 family aircraft, 11 are within the current aircraft purchase commitments and 3 were reclassified from PPE to the assets held for sale.

(iii) Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended
		September 30,
		2019	2018
		Unaudited
Average rate of capitalization of capitalized interest costs	%	4.84	4.64
Costs of capitalized interest	ThUS$	8,121	13,007

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended September 30, 2019, the income tax provision was calculated for such period, applying the partially integrated taxation system and a rate of 27%, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

The effect in the income statement for deferred tax corresponds to the variation of the year, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

There are the permanent differences that give rise to an accounting value of the assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will not affect the expense tax for income tax.

(a) Current taxes

(a.1) The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	39,529	48,480	-	-	39,529	48,480
Other recoverable credits	13,836	20,654	-	757	13,836	21,411
Total assets by current tax	53,365	69,134	-	757	53,365	69,891

(a.2) The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	6,027	3,738	-	-	6,027	3,738
Total liabilities by current tax	6,027	3,738	-	-	6,027	3,738

(b) Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Concept	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited
Properties, Plants and equipment	176,189	150,831	1,762,366	1,733,327
Assets by right of use	49,460	202	(56,640)	(85,550)
Amortization	(826)	(983)	53,443	55,880
Provisions	(119,602)	(38,303)	(107,782)	(75,631)
Revaluation of financial instruments	(421)	445	(9,121)	458
Tax losses	158,257	170,980	(1,267,810)	(1,198,170)
Intangibles	-	-	326,094	351,238
Others	(7,417)	(9,643)	5,124	5,019
Total	255,640	273,529	705,674	786,571

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a)	From January 1 to September 30, 2018 Restated (Unaudited)

	Opening balance	Recognized in	Recognized in		Ending
	Assets/	consolidated	comprehensive	Exchange	balance
	(liabilities)	income	income	rate	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,568,764)	(7,733)	-	6,091	(1,570,406)
Assets for right of use	75,849	8,640	-	-	84,489
Amortization	(54,820)	(3,073)	-	1,716	(56,177)
Provisions	(10,461)	(42,174)	961	(47,258)	(98,932)
Revaluation of financial instruments	3,750	9,704	151	(1,185)	12,420
Tax losses	1,479,560	34,552	-	(12,434)	1,501,678
Intangibles	(406,536)	32,007	-	49,611	(324,918)
Others	(28,405)	22,318	-	(3,155)	(9,242)
Total	(509,827)	54,241	1,112	(6,614)	(461,088)

(b)	From October 1 to December 31, 2018 Restated (Unaudited)

	Opening balance	Recognized in	Recognized in	Exchange	Ending
	Assets/	consolidated	comprehensive	rate	balance
	(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,570,406)	(12,002)	-	(88)	(1,582,496)
Assets for right of use	84,489	1,263	-	-	85,752
Amortization	(56,177)	(662)	-	(24)	(56,863)
Provisions	(98,932)	134,978	606	676	37,328
Revaluation of financial instruments	12,420	(12,030)	(420)	17	(13)
Tax losses	1,501,678	(132,706)	-	178	1,369,150
Intangibles	(324,918)	(18,722)	-	(7,598)	(351,238)
Others	(9,242)	(5,465)	-	45	(14,662)
Total	(461,088)	(45,346)	186	(6,794)	(513,042)

(c)	From January 1 to September 30, 2019 (Unaudited)

	Opening balance	Recognized in	Recognized in	Exchange	Ending balance
	Assets/	consolidated	comprehensive	rate	Asset
	(liabilities)	income	income	variation	(liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,582,496)	(6,131)	-	2,450	(1,586,177)
Assets for right of use	85,752	20,348	-	-	106,100
Amortization	(56,863)	1,904	-	690	(54,269)
Provisions	37,328	(33,134)	2,994	(19,008)	(11,820)
Revaluation of financial instruments	(13)	8,532	658	(477)	8,700
Tax losses	1,369,150	61,918	-	(5,001)	1,426,067
Intangibles	(351,238)	2,742	-	22,402	(326,094)
Others	(14,662)	1,634	-	487	(12,541)
Total	(513,042)	57,813	3,652	1,543	(450,034)

Deferred tax assets not recognized:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Tax losses	167,804	137,761
Total Deferred tax assets not recognized	167,804	137,761

Deferred tax assets due to negative tax results are recognized to the extent that the corresponding tax benefit is probable in the future. As a result, as of September 30, 2019, the Company no longer recognizes deferred tax assets for ThUS $ 167,804 (ThUS $ 137,761 as of December 31, 2018) with respect to losses of ThUS $ 520,657 (ThUS $ 447,150 at December 31, 2018).

Deferred tax expense and current income taxes:

	For the 9 months ended		For the 3 months ended
	September 30,		June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	34,868	57,207	8,162	19,779
Adjustment to previous period’s current tax	17	-	17	-
Total current tax expense, net	34,885	57,207	8,179	19,779

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	(57,813)	(54,241)	(40,381)	(46,144)
Total deferred tax expense, net	(57,813)	(54,241)	(40,381)	(46,144)
	(22,928)	2,966	(32,202)	(26,365)

Composition of income tax expense (income):

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	33,255	55,237	7,325	19,308
Current tax expense, net, Chile	1,630	1,970	854	471
Total current tax expense, net	34,885	57,207	8,179	19,779

Deferred tax expense, net, foreign	8,998	38,830	7,653	15,582
Deferred tax expense, net, Chile	(66,811)	(93,071)	(48,034)	(61,726)
Deferred tax expense, net, total	(57,813)	(54,241)	(40,381)	(46,144)
Income tax expense	(22,928)	2,966	(32,202)	(26,365)

Profit before tax by the legal tax rate in Chile (27% at September 30, 2019 and 2018)

	For the period ended		For the period ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	%	%
	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited
Tax expense using the legal rate	(15,103)	(16,011)	27.00	27.00
Tax effect of rates in other jurisdictions	922	(4,772)	(1.65)	8.05
Tax effect of non-taxable operating revenues	(7,393)	(1,738)	13.22	2.93
Tax effect of disallowable expenses	45,157	63,155	(80.74)	(106.50)
Tax effect of due to the non-use of tax losses	-	46,242	-	(77.98)
Other increases (decreases) in legal tax charge	(46,511)	(83,910)	83.16	141.50
Total adjustments to tax expense using the legal rate	(7,825)	18,977	13.99	(32.00)
Tax expense using the effective rate	(22,928)	2,966	40.99	(5.00)

Deferred taxes related to items charged to net equity:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	3,652	1,112	2,679	415

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited	Restated
		Unaudited
Current
(a) Interest bearing loans	1,671,191	1,397,156
(b) Lease Liability	413,969	363,497
(c) Hedge derivatives	40,805	25,921
(d) Derivative non classified as hedge acounting	-	7,712
Total current	2,125,965	1,794,286

Non-current
(a) Interest bearing loans	5,814,070	5,864,570
(b) Lease Liability	2,617,764	2,494,552
(b) Hedge derivatives	659	340
Total non-current	8,432,493	8,359,462

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	375,538	400,721
Bank loans	29,963	37,743
Guaranteed obligations	243,119	324,976
Other guaranteed obligations	97,631	97,143
Subtotal bank loans	746,251	860,583
Obligation with the public	298,300	14,643
Financial leases	526,812	425,100
Other loans	99,828	96,830
Total current	1,671,191	1,397,156

Non-current
Bank loans	243,487	184,998
Guaranteed obligations (1)	1,574,377	2,209,045
Other guaranteed obligations	506,227	576,309
Subtotal bank loans	2,324,091	2,970,352
Obligation with the public (1)	2,043,294	1,538,436
Financial leases (2)	1,419,862	1,199,754
Other loans	26,823	156,028
Total non-current	5,814,070	5,864,570
Total obligations with financial institutions	7,485,261	7,261,726

(1) On February 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group SA, has issued on the international market, pursuant to Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds for a nominal amount of US $ 600,000,000 at an annual interest rate of 7.00%. The bonds were placed at an issue price of 99.309%. The bonds expire on March 1, 2026, unless they will be redeemed early according to their terms. As reported to the market, the issuance and placement was intended to finance general corporate purposes.

(2) On June 6, 2019, LATAM Airlines Group S.A. has issued in the local market (Santiago Stock Exchange) long-term unsecured bonds called Series E (BLATM-E), which correspond to the first series of bonds charged to the line registered in the Registro de Comisión para el Mercado Financiero (“CMF”) under the number Nº 921 dated November 26, 2018 for a total of UF 9,000,000.

The total amount issued was UF 5,000,000 with an expiration date on April 15, 2029 and a 3.60% annual coupon rate with semiannual interest payments. The placement rate was 2.73%, equivalent to an amount of ThUS$ 215,093.

The funds from the issuance were allocated 50% to the refinancing of liabilities, 30% for the financing of investments and 20% for general corporate purposes.

(3) On July 11, 2019, LATAM Finance Limited, a company incorporated in the islands Cayman with limited liability and exclusive property of LATAM Airlines Group S.A., issued bonds for US $200,000,000 at a yield of 5.979% at maturity, whose interests they will be paid in March and September of each year, beginning on September 1, 2019. This issuance was a reopening of the unsecured senior bond issue with a coupon rate of 7.00% issued on February 11, 2019 with expiration in the year 2026.

Together, the Company initiated a public offer for the early redemption of its senior bonds not guaranteed at 7.25% due in 2020, in which US $ 1,038 was offered for each $ 1,000 principal value, which includes $ 30 payable only to bonds offered on or before from July 24, 2019, the anticipated rescue date. As of July 24, 2019 the holders of the outstanding bonds offered US $ 238,162,000 of the principal amount, which were accepted entirely by the Company. As of August 7, 2019, the expiration date of the offer 82 public, the bondholders offered an additional US $ 250,000 of the principal amount, the which were also accepted by the Society. After the public offer, a total of US $ 238,412,000 of the principal amount.

The income obtained from the issuance of the additional bonds at 5.979% were used to pay a portion of the public offer for the rescue of senior unsecured bonds at 7.25% whose Expiration date was the year 2020, interest accrued and unpaid from repurchase and expenses incurred The remainder of the public offer was paid in cash.

(4) In the 9 month period ended September 30, 2019, the Company sold its participation in eight permanent establishments. As a result of the above, the classification of financial liabilities associated with 41 aircraft of guaranteed obligations to finance leases.

Currency balances that make the interest bearing loans:

	As of	As of
	September 30,	December 31,
Currency	2019	2018
	ThUS$	ThUS$
	Unaudited

Chilean peso (U.F.)	684,478	500,398
US Dollar	6,800,783	6,761,328
Total	7,485,261	7,261,726

Interest-bearing loans due in installments to September 30, 2019 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	24,000	75,000	-	-	-	99,000	24,076	75,000	-	-	-	99,076	At Expiration	3.26	2.33
97.032.000-8	BBVA	Chile	UF	49,305	-	-	-	-	49,305	49,610	-	-	-	-	49,610	At Expiration	2.64	1.84
97.030.000-7	ESTADO	Chile	US$	14,000	-	-	-	-	14,000	14,007	-	-	-	-	14,007	At Expiration	3.26	3.26
97.003.000-K	BANCO DO BRASIL	Chile	US$	200,000	-	-	-	-	200,000	200,832	-	-	-	-	200,832	At Expiration	3.21	3.20
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,013	-	-	-	-	12,013	At Expiration	2.85	2.85
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	5,302	15,907	-	-	-	21,209	5,292	15,843	-	-	-	21,135	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	7,500	-	-	-	-	7,500	7,635	-	-	-	-	7,635	Semiannual	6.31	6.31
97.036.000-K	SANTANDER	Chile	US$	-	-	20,523	-	-	20,523	181	-	20,523	-	-	20,704	Quarterly	5.20	5.20
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	63,943	-	-	63,943	109	-	63,271	-	-	63,380	At Expiration	3.10	3.10
0-E	SANTANDER	España	US$	-	-	158,850	-	-	158,850	306	-	158,850	-	-	159,156	Quarterly	3.97	4.96
Obligations with the public
0-E	ESTADO	Chile	UF	-	-	167,561	-	360,159	527,720	8,686	-	167,561	-	374,107	550,354	At Expiration	4.81	4.79
97.030.000-7	BANK OF NEW YORK	U.S.A.	US$	-	261,588	-	700,000	800,000	1,761,588	29,905	259,709	-	698,063	803,563	1,791,240	At Expiration	7.25	6.99
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	9,935	18,938	60,724	64,866	151,913	306,376	13,033	19,283	58,756	63,933	151,040	306,045	Quarterly	4.05	4.05
0-E	WILMINGTON TRUST	U.S.A.	US$	22,018	66,488	181,190	207,798	410,746	888,240	27,201	66,488	176,477	205,958	408,917	885,041	Quarterly	4.46	4.46
0-E	CITIBANK	U.S.A.	US$	4,773	14,511	40,145	42,343	46,475	148,247	5,451	14,511	35,746	40,532	45,602	141,842	Quarterly	3.76	2.68
0-E	NATIXIS	France	US$	10,561	32,360	86,357	77,360	86,829	293,467	11,350	32,360	84,709	76,432	85,915	290,766	Quarterly	4.05	4.05
0-E	INVESTEC	England	US$	3,535	6,765	22,501	14,822	-	47,623	4,314	6,854	22,076	14,769	-	48,013	Semiannual	6.70	6.70
0-E	MUFG	U.S.A.	US$	36,119	5,199	17,389	18,805	67,311	144,823	36,776	5,199	17,389	18,805	67,311	145,480	Quarterly	3.72	3.72
-	SWAP Aviones llegados	-	US$	117	182	10	-	-	309	117	182	10	-	-	309	Quarterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	-	253,692	-	-	253,692	2,573	-	252,612	-	-	255,185	At Expiration	3.99	3.99
0-E	DVB BANK SE	Germany	US$	23,605	71,203	205,584	46,220	5,016	351,628	23,855	71,203	202,901	45,756	4,958	348,673	Quarterly	3.88	3.75
Financial leases
0-E	ING	U.S.A.	US$	3,825	9,790	2,016	-	-	15,631	3,968	9,790	1,962	-	-	15,720	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	6,745	14,610	11,481	-	-	32,836	6,894	14,610	11,481	-	-	32,985	Quarterly	3.32	2.71
0-E	CITIBANK	U.S.A.	US$	17,830	54,373	119,710	26,825	-	218,738	18,663	54,373	118,478	26,770	-	218,284	Quarterly	3.67	3.08
0-E	PEFCO	U.S.A.	US$	3,783	3,827	-	-	-	7,610	3,837	3,827	(16)	-	-	7,648	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	13,879	36,002	61,178	55,012	31,229	197,300	15,167	36,002	59,898	54,225	30,810	196,102	Quarterly	4.20	4.13
0-E	WELLS FARGO	U.S.A.	US$	32,157	97,458	252,401	215,647	26,179	623,842	34,901	97,458	237,261	211,224	25,846	606,690	Quarterly	2.72	2.03
97.036.000-K	SANTANDER	Chile	US$	5,659	17,165	47,133	8,254	-	78,211	5,982	17,165	46,372	8,235	-	77,754	Quarterly	3.31	2.77
0-E	RRPF ENGINE	England	US$	855	2,324	6,995	7,993	1,961	20,128	899	2,324	6,995	7,993	1,961	20,172	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,473	4,480	12,390	8,837	-	27,180	1,645	4,480	12,052	8,794	-	26,971	Quarterly	3.65	3.05
0-E	BTMU	U.S.A.	US$	2,988	9,091	25,114	17,135	-	54,328	3,195	9,091	24,441	17,054	-	53,781	Quarterly	3.62	3.02
0-E	NATIXIS	France	US$	690	2,140	3,015	-	-	5,845	714	2,140	3,015	-	-	5,869	Quarterly	4.64	4.64
0-E	KFW IPEX-BANK	Germany	US$	1,745	5,328	-	-	-	7,073	1,757	5,328	-	-	-	7,085	Quarterly	3.84	3.84
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,961	5,979	1,685	-	-	9,625	1,983	5,979	1,685	-	-	9,647	Monthly	4.00	4.00
0-E	US BANK	U.S.A.	US$	15,773	47,859	131,690	137,872	31,708	364,902	17,592	47,859	118,551	133,058	31,102	348,162	Quarterly	4.14	2.96
0-E	PK AIRFINANCE	U.S.A.	US$	2,444	7,595	20,493	-	-	30,532	2,492	7,595	20,493	-	-	30,580	Monthly	3.74	3.74
Other loans
0-E	CITIBANK (*)	U.S.A.	US$	25,330	74,202	26,823	-	-	126,355	25,626	74,202	26,823	-	-	126,651	Quarterly	6.00	6.00
	Total			559,907	960,364	2,000,593	1,649,789	2,019,526	7,190,179	622,637	958,855	1,950,372	1,631,601	2,031,132	7,194,597

Interest-bearing loans due in installments to September 30, 2019 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More	More	More than				More	More	More than
				Up to	than 90 days	than one to	three to	More than	Total	Up to	than 90 days	than one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	144	446	843	-	-	1,433	151	446	843	-	-	1,440	Monthly	6.01	6.01
Financial leases
0-E	NATIXIS	France	US$	1,702	8,343	77,905	-	-	87,950	1,957	8,343	77,905	-	-	88,205	Quarterly/Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	749	2,293	3,987	-	-	7,029	771	2,293	3,987	-	-	7,051	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,737	64,109	105,822	-	-	179,668	10,343	63,909	105,822	-	-	180,074	Quarterly	5.39	5.39
0-E	GA Telessis LLC	U.S.A	US$	304	1,088	2,376	2,676	7,355	13,799	398	1,088	2,376	2,676	7,356	13,894	Monthly	14.72	14.72
	Total			12,636	76,279	190,933	2,676	7,355	289,879	13,620	76,079	190,933	2,676	7,356	290,664
	Total consolidated			12,636	76,279	190,933	2,676	7,355	289,879	13,620	76,079	190,933	2,676	7,356	290,664

Interest-bearing loans due in installments to December 31, 2018

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	38,000	75,000	-	-	-	113,000	38,432	75,623	-	-	-	114,055	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	-	50,785	-	-	-	50,785	-	50,930	-	-	-	50,930	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	US$	23,000	-	-	-	-	23,000	23,025	-	-	-	-	23,025	At Expiration	3.90	3.90
97.003.000-K	BANCO DO BRASIL	Chile	US$	200,000	-	-	-	-	200,000	200,698	-	-	-	-	200,698	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,013	-	-	-	-	12,013	At Expiration	3.14	3.14
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	5,461	16,385	16,385	-	-	38,231	5,480	16,385	16,232	-	-	38,097	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	-	15,000	-	-	-	15,000	-	14,964	-	-	-	14,964	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	US$	-	-	102,521	-	-	102,521	223	-	102,521	-	-	102,744	Quarterly	5.60	5.60
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	-	65,862	-	65,862	118	-	-	64,957	-	65,075	At Expiration	3.10	3.10

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	500,000	-	700,000	1,200,000	13,057	-	495,617	-	697,869	1,206,543	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	-	-	172,591	172,591	345,182	1,586	-	-	172,420	172,530	346,536	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	658	1,986	5,384	2,052	-	10,080	715	1,986	5,384	2,052	-	10,137	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	US$	10,553	43,430	114,247	117,556	225,912	511,698	13,334	44,191	110,977	115,747	224,093	508,342	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST	U.S.A.	US$	20,689	65,846	178,818	237,334	450,071	952,758	26,365	65,846	173,617	235,058	447,686	948,572	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	US$	10,776	32,790	90,991	72,189	62,619	269,365	11,923	32,790	86,130	70,048	61,203	262,094	Quarterly	3.82	2.93
0-E	US BANK	U.S.A.	US$	15,506	47,050	129,462	135,489	84,177	411,684	17,433	47,050	114,729	129,547	82,137	390,896	Quarterly	4.00	2.82
0-E	NATIXIS	France	US$	10,247	31,350	88,688	77,693	116,546	324,524	11,250	31,350	86,883	76,760	115,285	321,528	Quarterly	4.69	4.69
0-E	PK AIRFINANCE	U.S.A.	US$	2,319	7,208	24,944	3,144	-	37,615	2,387	7,208	24,944	3,144	-	37,683	Monthly	4.15	4.14
0-E	INVESTEC	England	US$	1,454	8,472	21,667	22,421	-	54,014	1,879	8,661	21,154	22,309	-	54,003	Semiannual	7.17	7.17
-	SWAP Aviones llegados	-	US$	194	414	158	-	-	766	194	414	158	-	-	766	Quarterly	-	-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	-	-	253,692	-	-	253,692	2,646	-	252,207	-	-	254,853	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	US$	23,417	70,626	191,207	117,084	19,731	422,065	23,871	70,626	188,231	116,185	19,686	418,599	Quarterly	4.42	4.42

Financial leases

0-E	ING	U.S.A.	US$	3,687	11,338	11,806	-	-	26,831	3,923	11,338	11,657	-	-	26,918	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	13,171	24,577	18,655	-	-	56,403	13,187	24,331	18,655	-	-	56,173	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	US$	13,209	40,365	77,587	40,997	-	172,158	13,998	40,365	75,830	40,801	-	170,994	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	US$	5,486	13,094	3,827	-	-	22,407	5,641	13,094	3,743	-	-	22,478	Quarterly	5.65	5.02
0-E	BNP PARIBAS	U.S.A.	US$	7,926	29,494	22,147	-	-	59,567	8,320	29,493	21,891	-	-	59,704	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	US$	31,673	95,981	263,239	230,417	98,028	719,338	34,816	95,981	245,615	224,395	96,589	697,396	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	US$	5,576	16,895	46,386	26,165	-	95,022	6,000	16,895	45,346	26,063	-	94,304	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	US$	552	2,531	7,142	7,752	5,035	23,012	552	2,531	7,142	7,752	5,035	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,444	4,393	12,146	12,808	753	31,544	1,658	4,393	11,726	12,713	752	31,242	Quarterly	3.93	3.31
0-E	BTMU	U.S.A.	US$	2,933	8,916	24,635	25,937	768	63,189	3,199	8,916	23,798	25,751	767	62,431	Quarterly	4.06	3.46
0-E	NATIXIS	France	US$	10,056	7,951	5,154	-	-	23,161	10,135	7,952	5,154	-	-	23,241	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	US$	1,699	5,188	5,328	-	-	12,215	1,723	5,188	5,328	-	-	12,239	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,915	5,838	7,664	-	-	15,417	1,954	5,838	7,664	-	-	15,456	Monthly	4.19	4.19

Other loans

0-E	BOEING	U.S.A.	US$	-	-	55,727	-	-	55,727	-	1,229	55,727	-	-	56,956	At Expiration	4.01	4.01
0-E	CITIBANK (*)	U.S.A.	US$	23,167	72,018	101,026	-	-	196,211	23,583	72,018	100,301	-	-	195,902	Quarterly	6.00	6.00
	Total			496,768	804,921	2,380,633	1,367,491	1,936,231	6,986,044	535,318	807,586	2,318,361	1,345,702	1,923,632	6,930,599

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2018

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	138	426	1,233	54	-	1,851	147	426	1,233	54	-	1,860	Monthly	6.01	6.01
Financial leases
0-E	NATIXIS	France	US$	3,043	6,490	44,525	41,731	-	95,789	3,656	6,490	44,525	41,731	-	96,402	Quarterly/Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	728	2,219	6,280	-	-	9,227	756	2,219	6,280	-	-	9,255	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,422	28,872	169,930	-	-	208,224	10,212	28,871	169,730	-	-	208,813	Quarterly	5.88	5.82
0-E	GA Telessis LLC	U.S.A	US$	299	908	2,496	2,623	6,876	13,202	568	908	3,823	2,623	6,876	14,798	Quarterly	15.62	15.62
	Total			13,630	38,915	224,464	44,408	6,876	328,293	15,339	38,914	225,591	44,408	6,876	331,128
	Total consolidated			510,398	843,836	2,605,097	1,411,899	1,943,107	7,314,337	550,657	846,500	2,543,952	1,390,110	1,930,508	7,261,727

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the period reported is as follows:

	Aircraft	Others	Lease Liability total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2018
Restated (Unaudited)	3,037,585	109,053	3,146,638

New contracts	174,978	1,888	176,866
Renegotiations	(121,450)	149	(121,301)
Payments	(397,895)	(22,293)	(420,188)
Accrued interest	132,984	6,437	139,421
Exchange differences	-	(5,599)	(5,599)
Other increases (decreases)	8,397	-	8,397

Total cambios	(202,986)	(19,418)	(222,404)
Closing balance as of September 30,2018
Restated (Unaudited)	2,834,599	89,635	2,924,234

Opening balance as October 1, 2018
Restated (Unaudited)	2,834,599	89,635	2,924,234

New contracts	108,642	34,303	142,945
Renegotiations	(118,597)	1,248	(117,349)
Payments	(128,176)	(8,023)	(136,199)
Accrued interest	41,343	2,186	43,529
Exchange differences	-	(68)	(68)
Other increases (decreases)	(2)	959	957

Total cambios	(96,790)	30,605	(66,185)
Closing balance as of December 31,2018
Restated (Unaudited)	2,737,809	120,240	2,858,049

Opening balance as January 1, 2019
Restated (Unaudited)	2,737,809	120,240	2,858,049

New contracts	629,170	12,123	641,293
Renegotiations	(176,836)	4,059	(172,777)
Payments	(395,620)	(27,054)	(422,674)
Accrued interest	121,937	8,604	130,541
Exchange differences	-	(103)	(103)
Cumulative translation adjustment	-	(414)	(414)
Other increases (decreases)	-	(2,182)	(2,182)

Total cambios	178,651	(4,967)	173,684
Closing balance as of September 30,2019 (Unaudited)	2,916,460	115,273	3,031,733

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See note 27 (d)).

(c)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Accrued interest from the last date of interest rate swap	4,668	2,321	659	340	5,327	2,661
Fair value of interest rate derivatives	324	335	-	-	324	335
Fair value of fuel derivatives	1,711	15,678	-	-	1,711	15,678
Fair value of foreign currency derivatives	34,102	7,587	-	-	34,102	7,587
Total hedge derivatives	40,805	25,921	659	340	41,464	26,261

(d)	Derivatives do not qualify for hedge accounting

	Current liabilities		Non-current liabilities		Total derivatives of no coverage
	As of 30	As of 31	As of 30	As of 31	As of 30	As of 31
	September of	December of	September of	December of	September of	December of
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Derivative of foreign currency not registered as hedge	-	7,712	-	-	-	7,712
Total derived not qualify as hedge accounting	-	7,712	-	-	-	7,712

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	September 31,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	7,437	15,099
Interest rate swaps (2)	(1,258)	(2,194)
Fuel options (3)	21,459	(15,811)
Currency options R$/US$ (4)	779	-

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	They cover the exposure to foreign exchange risk of operating cash flows, mainly caused by the fluctuation of the CLP/US$, R$/US$, US$/EUR and US$/GBP exchange rate. These contracts are registered as cash flow hedge contracts.

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 6 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	40,691	39,515	14,403	7,006
Debit (credit) transferred from net equity to income during the period	(29,304)	26,302	(13,848)	7,470

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,474,663	1,279,976
(b) Accrued liabilities at the reporting date	397,850	394,327
Total trade and other accounts payables	1,872,513	1,674,303

(a)	Trade and other accounts payable:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited

Trade creditors	1,242,574	1,048,033
Other accounts payable	232,089	231,943
Total	1,474,663	1,279,976

The details of Trade and other accounts payables are as follows:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Aircraft Fuel	338,129	304,426
Boarding Fee	263,211	210,621
Suppliers technical purchases	167,344	75,402
Air companies	101,203	59,524
Handling and ground handling	84,028	84,213
Other personnel expenses	78,799	92,047
Airport charges and overflight	76,836	82,181
Professional services and advisory	72,453	83,182
Leases, maintenance and IT services	59,003	55,427
Marketing	50,071	60,303
Services on board	48,815	44,434
Achievement of goals	22,522	21,943
Crew	21,612	21,265
Land services	20,569	26,014
Maintenance	10,488	8,244
Aviation insurance	9,018	11,943
Jol Fleet	2,896	-
Others	47,666	38,807
Total trade and other accounts payables	1,474,663	1,279,976

(b)	Liabilities accrued:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Accrued personnel expenses	155,257	116,242
Aircraft and engine maintenance	161,060	170,731
Accounts payable to personnel (*)	33,245	81,222
Others accrued liabilities	48,288	26,132
Total accrued liabilities	397,850	394,327

(*)	Profits and bonus participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	3,017	2,982	177,195	197,038	180,212	200,020
Civil contingencies	1,315	1,207	61,575	59,834	62,890	61,041
Labor contingencies	684	605	27,491	23,244	28,175	23,849
Other	-	-	13,148	13,976	13,148	13,976
Provision for European Commission investigation (2)	-	-	8,961	9,403	8,961	9,403
Total other provisions (3)	5,016	4,794	288,370	303,495	293,386	308,289

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of September 30, 2019, and December 31, 2018, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (2)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	367,493	9,883	377,376
Increase in provisions	80,650	-	80,650
Provision used	(42,872)	-	(42,872)
Difference by subsidiaries conversion	(60,042)	-	(60,042)
Reversal of provision	(25,733)	-	(25,733)
Exchange difference	(1,003)	(334)	(1,337)
Closing balance as of September 30, 2018 (Unaudited)	318,493	9,549	328,042
Opening balance as of October 1, 2018	318,493	9,549	328,042
Increase in provisions	26,220	-	26,220
Provision used	(16,160)	-	(16,160)
Difference by subsidiaries conversion	11,712	-	11,712
Reversal of provision	(41,232)	-	(41,232)
Exchange difference	(147)	(146)	(293)
Closing balance as of December 31, 2018	298,886	9,403	308,289
Opening balance as of January 1, 2019	298,886	9,403	308,289
Increase in provisions	96,932	-	96,932
Provision used	(57,353)	-	(57,353)
Difference by subsidiaries conversion	(19,353)	-	(19,353)
Reversal of provision	(34,231)	-	(34,231)
Exchange difference	(456)	(442)	(898)
Closing balance as of September 30, 2019 (Unaudited)	284,425	8,961	293,386

(1)	Cumulative balances include judicial deposit delivered as security, with respect to the “Aerovía Fundo” (FA), for US$ 84 million, made in order to suspend the application of the tax credit. The Company is discussing in the Court the constitutionality of the requirement made by FA in a lawsuit. Initially it was covered by the effects of a precautionary measure, this means that the Company would not be obliged to collect the tax, as long as there is no judicial decision in this regard. However, the decision taken by the judge in the first instance was published unfavorably, revoking the injunction. As the lawsuit is still underway (TAM appealed this first decision), the Company needed to make the judicial deposit, for the suspension of the enforceability of the tax credit; deposit that was classified in this item, discounting the existing provision for this purpose. Finally, if the final decision is favorable to the Company, the deposit made will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of September 30, 2019 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

2)	European Commission Provision:

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred and twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of September 30, 2019 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (*)	2,528,461	2,330,058	738,450	644,702	3,266,911	2,974,760
Sales tax	4,258	12,726	-	-	4,258	12,726
Retentions	32,245	34,434	-	-	32,245	34,434
Others taxes	5,299	7,700	-	-	5,299	7,700
Dividends payable	-	54,580	-	-	-	54,580
Other sundry liabilities	13,519	15,248	-	-	13,519	15,248
Total other non-financial liabilities	2,583,782	2,454,746	738,450	644,702	3,322,232	3,099,448

Movement of Other non-financial liabilities

		Deferred income				Adjustment
	Initial balance	Recognition	Use	Loyalty (accreditation and exchange)	Expiration of tickets	application IAS 29, Argentina hyperinflation	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2018 (Unaudited)	2,849,266	5,862,490	(6,312,982)	349,835	(213,041)	927	(9,691)	2,526,804

From October 1 to December 31, 2018	2,526,804	1,828,482	(1,917,768)	594,411	(71,689)	-	14,520	2,974,760

From January 1 to September 30, 2019 (Unaudited)	2,974,760	5,942,605	(5,831,769)	235,371	(70,529)	475	15,998	3,291,911

(*) Note 2.20.

The balance includes, mainly, deferred income for services not provided as of September 30, 2019 and December 31, 2018; and programs such as: LATAM Pass, LATAM Fidelidade and Multiplus:

LATAM Pass is the frequent passenger program created by LAN to reward the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for free flight tickets or for a varied range of products and services. Customers accumulate LATAM Pass miles every time they fly on LAN, TAM, oneworld® member companies and other airlines associated with the program, as well as buying at stores or using the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking of people who travel constantly, created the LATAM Fidelidade program, in order to improve the service and give recognition to those who choose the company. Through the program, customers accumulate points in a wide variety of loyalty programs in a single account and can redeem them in all TAM destinations and associated airline companies, and even more, participate in the Multiplus Fidelidade Network.

Multiplus is a coalition of loyalty programs, with the objective of operating accumulation and exchange of points. This program has a network integrated by associated companies, including hotels, financial institutions, retail companies, supermarkets, vehicle leases and magazines, among many other partners from different segments.

After the merger of Multiplus S.A. described in Note1, the Latam Fidelidade programs and the Multiplus coalition and loyalty program become part of the Latam Pass Brazil Program.

During 2018 the Company signed a renewal of the agreement with Banco Santander-Chile, which one extends its alliance in Chile to continue developing travel benefits to its respective clients during the next 7 years, and during 2019 signed a renewal of the agreement with Banco Crédito del Perú.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Retirements payments	65,093	56,126
Resignation payments	10,302	8,802
Other obligations	19,799	17,437
Total liability for employee benefits	95,194	82,365

The movement in retirements and resignation payments and other obligations:

	Opening	Increase (decrease) current service	Benefits	Actuarial (gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2018 (Unaudited)	101,087	(12,756)	(4,796)	3,611	4,191	91,337
From October 1 to December 31, 2018	91,337	5,372	(1,222)	2,209	(15,331)	82,365
From January 1 to September 30, 2019 (Unaudited)	82,365	13,341	(3,553)	11,106	(8,066)	95,193

The principal assumptions used in the calculation to the provision in Chile are presented below:

	For the period ended
	September 30,
Assumptions	2019	2018
	Unaudited
Discount rate	2.72%	4.50%
Expected rate of salary increase	4.5%	4.50%
Rate of turnover	6.04%	6.60%
Mortality rate	RV-2014	RV-2014
Inflation rate	2.68%	2.88%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20-year term rate of the BCP Central Bank of Chile Bonds. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and for the determination of the inflation rates; the market performance curves of Central Bank of Chile papers of the BCUs have been used. BCP long term at the date of scope.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(7,646)	(6,538)
Change in the accrued liability an closing for decrease of 100 p.b.	5,789	4,918

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	5,314	4,750
Change in the accrued liability an closing for decrease of 100 p.b.	(7,506)	(6,547)

(b)	The liability for short-term:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	33,245	81,222

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	1,147,942	1,113,235	357,573	325,251
Short-term employee benefits	72,338	84,999	47,099	47,169
Termination benefits	47,831	42,671	15,916	16,403
Other personnel expenses	86,913	112,727	26,184	14,522

Total	1,355,024	1,353,632	446,772	403,345

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited

Aircraft and engine maintenance	543,039	513,544
Fleet financing (JOL)	41,888	-
Provision for vacations and bonuses	15,327	15,357
Other sundry liabilities	315	376

Total accounts payable, non-current	600,569	529,277

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at September 30, 2019 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 (*) divided into 606,407,693 shares as of December 31, 2018), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(*) Includes deduction of issuance costs for ThUS $ 3,299 and adjustment for placement of 10,282 shares for ThUS $ 156, approved at the Extraordinary Shareholders Meeting of the Company on April 27, 2017.

(b)	Subscribed and paid shares

On August 18, 2016, the Company held an extraordinary shareholders’ meeting at which it was approved to increase the capital by issuing 61,316,424 payment shares, all ordinary, without par value. As of December 31, 2016, 60,849,592 shares had been placed against said increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the pre-emptive option period, which expired on December 23, 2016; December 2016, collecting the equivalent of US $ 304,996,850; and (b) 30,349,907 additional shares subscribed on December 28, 2016, collecting the equivalent of US $ 303,499,070. Due to this last described placement, as of September 30, 2019, the number of subscribed and paid shares of the Company reached 606,407,693.

Consequently, as of September 30, 2019, the statutory capital of the Company is represented by 606,874,525 shares, all of the same and unique series, registered, ordinary, without par value, which is divided into: (a) 606,407,693 subscribed and paid shares mentioned above; and (b) 466,832 shares pending subscription and payment, which correspond to the balance of shares pending placement of the last capital increase, described in the previous paragraph.

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares

		Expired shares
		intended for
Nro. Of shares	Opening balance	compensation plans		Closing balance

From January 1 to September 30, 2018 (Unaudited)	608,374,525	(1,500,000	)(*)	606,874,525
From July 1 to December 31, 2018	606,874,525	-		606,874,525
From January 1 to September 30, 2019 (Unaudited)	606,874,525	-		606,874,525

(*)	On June 11, 2018, the term of subscription and payment of 1,500,000 shares to create and implement compensation plans for Company employees expired.

Movement fully paid shares

			Movement value	Cost of issuance
			of shares	and placement	Paid- in
	N° of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2018	606,407,693		3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2018 period	-		-	-	-
Paid shares as of December 31, 2018	606,407,693		3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2019	606,407,693		3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2019 period	-		-	-	-
Paid shares as of September 30, 2019 (Unaudited)	606,407,693	(3)	3,160,718	(14,453)	3,146,265

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.

(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)	At September 30, 2019, the difference between authorized shares and fully paid shares are 466,832 shares, of which correspond to the shares issued and unsubscribed from the capital increase approved at the Extraordinary Shareholders Meeting held on August 18, 2016.

(c)	Treasury stock

At September 30, 2019, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

	Opening	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2018 (Unaudited)	39,481	(1,576)	37,905
From July 1 to December 31, 2018	37,905	(31)	37,874
From January 1 to September 30, 2019 (Unaudited)	37,874	(1,450)	36,424

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

		Transactions with
Periods	Opening balance	minority shareholders	Legal reserves	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2018 (Unaudited)	2,639,780	-	(1,072)	2,638,708
From July 1 to December 31, 2018	2,638,708	-	208	2,638,916
From January 1 to September 30, 2019 (Unaudited)	2,638,916	(184,135)	(1,683)	2,453,098

Balance of Other sundry reserves comprises the following:

	As of	As of
	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(210,048)	(25,913)
Others	(5,166)	(3,483)
Total	2,453,098	2,638,916

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of September 30, 2019 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184.135) (see Note 1).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation	hedging	benefit plans
	reserve	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	(2,131,591)	18,140	(10,926)	(2,124,377)
Increase (decrease) by application of new accounting standards	205,877	-	-	205,877
Initial balance Restated (Unaudited)	(1,925,714)	18,140	(10,926)	(1,918,500)

Derivatives valuation gains (losses)	-	40,582	-	40,582
Deferred tax	-	(211)	-	(211)
Actuarial reserves by employee benefit plans	-	-	(3,611)	(3,611)
Deferred tax actuarial IAS			960	960
by employee benefit plans	-	-	-	-
Difference by subsidiaries conversion	(597,721)	-	-	(597,721)
Closing balance as of September 30, 2018 Restated (Unaudited)	(2,523,435)	58,511	(13,577)	(2,478,501)

Opening balance as of October 1, 2018	(2,523,435)	58,511	(13,577)	(2,478,501)
Derivatives valuation gains (losses)	-	(67,481)	-	(67,481)
Deferred tax	-	(363)	-	(363)
Actuarial reserves by employee benefit plans	-	-	(2,207)	(2,207)
Deferred tax actuarial IAS by employee benefit plans	-	-	606	606
Difference by subsidiaries conversion	(133,209)	-	-	(133,209)
Closing balance as of December 31, 2018 Restated (Unaudited)	(2,656,644)	(9,333)	(15,178)	(2,681,155)

Opening balance as of January 1, 2019	(2,656,644)	(9,333)	(15,178)	(2,681,155)
Derivatives valuation gains (losses)	-	47,383	-	47,383
Deferred tax	-	534	-	534
Actuarial reserves by employee benefit plans	-	-	(11,106)	(11,106)
Deferred tax actuarial IAS by employee benefit plans	-	-	2,993	2,993
Difference by subsidiaries conversion	(330,680)	-	-	(330,680)
Closing balance as of September 30, 2019 (Unaudited)	(2,987,324)	38,584	(23,291)	(2,972,031)

(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g)	Retained earnings

Movement of Retained earnings:

		Increase
		(decrease) by			Other
		application of	Result		increase
	Opening	new accounting	for the		(decreases)	Closing
Periods	balance	standars (1)	period	Dividends	(2)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2018 restated (Unaudited)	475,118	(516,130)	(80,368)	(9,983)	4,752	(126,611)
From July 1 to December 31, 2018 restated (Unaudited)	(126,611)	-	390,179	(44,597)	-	218,971
From January 1 to September 30, 2019 (Unaudited)	218,971	-	(36,626)	-	-	182,345

(1)	Adjustments adoption IFRS 9 and IFRS 15 ThUS (9,549) (See Note 2)
(2)	Variation effect in Accumulated results, by application IAS 29, Argentina hyperinflation:

Items	ThUS$

Property, plant and equipment	4,573
Intangible assets other than goodwill	69
Goodwill	335
Deferred incomes	(377)
Other non-financial assets	152
Total Adjust accumulated results	4,752

(h)	Dividends per share

	Minimum mandatory	Minimum mandatory
	dividend	dividend
Description of dividend	2019	2018

Date of dividend	09/30/2019	12/31/2018
Amount of the dividend (ThUS$)	-	54,580
Number of shares among which the dividend is distributed	-	606,407,693
Dividend per share (US$)	-	0.0900

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Passengers	6,527,954	6,381,738	2,340,297	2,107,168
Cargo	784,448	874,406	251,691	278,883
Total	7,312,402	7,256,144	2,591,988	2,386,051

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited

Aircraft fuel	2,185,227	2,150,673	717,320	747,263
Other rentals and landing fees (*)	936,644	897,586	310,419	290,586
Aircraft maintenance	316,562	290,025	104,551	83,235
Comissions	166,573	163,189	59,800	48,954
Passenger services	191,309	224,810	62,734	69,050
Other operating expenses	938,567	925,694	318,774	284,705
Total	4,734,882	4,651,977	1,573,598	1,523,793

(*)	Lease expenses are included within this amount (See note 2.21)

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Payments for leases of low-value assets	24,871	21,843	7,690	5,863
Total	24,871	21,843	7,690	5,863

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated		Restated
		Unaudited		Unaudited
Depreciation (*)	1,020,195	981,731	355,044	327,026
Amortization	59,019	48,671	20,797	17,054
Total	1,079,214	1,030,402	375,841	344,080

(*)	Included within this amount is the depreciation of the Properties, plants and equipment (See Note 17 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the period ended September 30, 2019 is ThUS $ 320,458 and ThUS $ 261,265 for the same period 2018.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited
Bank loan interest	233,136	211,211	82,598	70,632
Financial leases	45,842	49,786	15,184	15,960
Lease liability	136,657	139,574	45,782	44,517
Other financial instruments	10,423	7,782	2,249	4,718
Total	426,058	408,353	145,813	135,827

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the 9 month ended		For the 3 month ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Coalition and loyalty program Multiplus	36,172	85,425	-	24,657
Tours	77,519	86,072	25,395	26,677
Aircraft leasing	68,392	46,603	24,948	13,875
Customs and warehousing	20,006	19,766	6,336	6,588
Duty free	283	2,277	-	817
Maintenance	7,406	15,153	3,244	10,905
Other miscellaneous income	38,145	68,431	13,189	22,411
Total	247,923	323,727	73,112	105,930

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of 2011
	September 30,	December 31,
Current assets	2019	2018
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	302,286	606,673
Argentine peso	4,677	4,236
Brazilian real	21,377	34,360
Chilean peso	62,292	415,399
Colombian peso	10,745	2,732
Euro	45,675	20,339
U.S. dollar	96,731	51,382
Other currency	60,789	78,225

Other financial assets, current	63,748	57,132
Argentine peso	5	11
Brazilian real	32,752	25,829
Chilean peso	26,026	25,904
Colombian peso	130	139
U.S. dollar	3,868	4,923
Other currency	967	326

	As of	As of
	September 30,	December 31,
Current assets	2019	2018
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	75,977	106,952
Argentine peso	11,921	13,077
Brazilian real	18,709	37,794
Chilean peso	24,586	30,916
Colombian peso	108	434
Euro	3,482	3,935
U.S. dollar	3,377	8,949
Other currency	13,794	11,847

Trade and other accounts receivable, current	443,449	518,006
Argentine peso	13,790	54,053
Brazilian real	13,964	6,037
Chilean peso	108,936	112,133
Colombian peso	152	5,065
Euro	28,251	49,044
U.S. dollar	34,007	2,938
Other currency	244,349	288,736

Accounts receivable from related entities, current	404	593
Chilean peso	54	200
U.S. dollar	350	393

Tax current assets	6,899	20,774
Argentine peso	1,531	812
Brazilian real	18	1,106
Chilean peso	1,126	4,860
Colombian peso	1,531	5
Euro	229	-
U.S. dollar	660	429
Peruvian sun	244	13,306
Other currency	1,560	256

Total current assets	892,763	1,310,130
Argentine peso	31,924	72,189
Brazilian real	86,820	105,126
Chilean peso	223,020	589,412
Colombian peso	12,666	8,375
Euro	77,637	73,318
U.S. Dollar	138,993	69,014
Other currency	321,703	392,696

	As of	As of
	September 30,	December 31,
Non-current assets	2019	2018
	ThUS$	ThUS$
	Unaudited

Other financial assets, non-current	21,534	21,850
Argentine peso	2	-
Brazilian real	4,202	4,941
Chilean peso	66	68
Colombian peso	282	145
Euro	7,000	7,438
U.S. dollar	8,288	7,441
Other currency	1,694	1,817

Other non - financial assets, non-current	28,361	31,126
Argentine peso	56	86
Brazilian real	7,604	7,465
U.S. dollar	3	3
Other currency	20,698	23,572

Accounts receivable, non-current	4,469	5,378
Chilean peso	4,469	5,378

Deferred tax assets	2,977	2,102
Colombian peso	73	78
U.S. dollar	909	29
Other currency	1,995	1,995

Total non-current assets	57,341	60,456
Argentine peso	58	86
Brazilian real	11,806	12,406
Chilean peso	4,535	5,446
Colombian peso	355	223
Euro	7,000	7,438
U.S. dollar	9,200	7,473
Other currency	24,387	27,384

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Current liabilities	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other financial liabilities, current	125,735	63,920	120,346	107,815
Argentine peso	-	3	-	-
Brazilian real	56	261	181	-
Chilean peso	100,458	41,694	16,123	68,901
Euro	89	704	80	-
U.S. dollar	25,035	16,773	103,795	38,914
Other currency	97	4,485	167	-

Trade and other accounts payables, current	266,390	970,872	2,139	37,809
Argentine peso	7,349	229,907	-	6,142
Brazilian real	598	30,974	3	1,152
Chilean peso	11,995	198,766	-	26,113
Colombian peso	802	7,915	-	752
Euro	6,513	84,903	-	1,375
U.S. dollar	221,072	325,385	2,136	55
Peruvian sol	2,678	37,285	-	1,124
Mexican peso	1,276	5,975	-	167
Pound sterling	4,593	13,395	-	305
Uruguayan peso	2,117	847	-	-
Other currency	7,397	35,520	-	624

Accounts payable to related entities, current	71	365	-	-
Chilean peso	71	253	-	-
U.S. dollar	-	112	-	-

Other provisions, current	1,902	1,434	-	-
Chilean peso	27	28	-	-
Other currency	1,875	1,406	-	-

Tax liabilities, current	611	13	-	-
Argentine peso	-	4	-	-
Brazilian real	611	-	-	-
Chilean peso	-	9	-	-

	Up to 90 days		91 days to 1 year
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
Current liabilities	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other non-financial liabilities, current	20,597	38,120	-	-
Argentine peso	122	1,089	-	-
Brazilian real	1,247	1,455	-	-
Chilean peso	600	14,130	-	-
Colombian peso	1,230	1,009	-	-
Euro	4,873	4,411	-	-
U.S. dollar	9,585	10,468	-	-
Other currency	2,940	5,558	-	-

Total current liabilities	415,306	1,074,724	122,485	145,624
Argentine peso	7,471	231,003	-	6,142
Brazilian real	2,512	32,690	184	1,152
Chilean peso	113,151	254,880	16,123	95,014
Colombian peso	2,032	8,924	-	752
Euro	11,475	90,018	80	1,375
U.S. dollar	255,692	352,738	105,931	38,969
Other currency	22,973	104,471	167	2,220

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
Non-current liabilities	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Other financial liabilities, non-current	470,559	299,735	17,581	281,785	381,461	179,406
Chilean peso	233,780	16,259	-	237,377	374,106	172,530
Brazillian real	599	948	119	-	-	-
Euro	124	296	-	-	-	-
U.S. dollar	235,839	280,197	17,424	44,408	7,355	6,876
Other currency	217	2,035	38	-	-	-

Accounts payable, non-current	274,154	294,704	-	-	-	-
Chilean peso	13,915	14,027	-	-	-	-
U.S. dollar	258,984	279,437	-	-	-	-
Other currency	1,255	1,240	-	-	-	-

Other provisions, non-current	36,082	36,120	-	-	-	-
Argentine peso	343	542	-	-	-	-
Brazillian real	20,437	19,815	-	-	-	-
Colombian peso	276	295	-	-	-	-
Euro	8,961	9,403	-	-	-	-
U.S. dollar	6,065	6,065	-	-	-	-

Provisions for employees benefits, non-current	82,118	72,674	-	-	-	-
Chilean peso	82,118	72,187	-	-	-	-
U.S. dollar	-	487	-	-	-	-

Total non-current liabilities	862,913	703,233	17,581	281,785	381,461	179,406
Argentine peso	343	542	-	-	-	-
Brazilian real	21,036	20,763	119	-	-	-
Chilean peso	329,813	102,473	-	237,377	374,106	172,530
Colombian peso	276	295	-	-	-	-
Euro	9,085	9,699	-	-	-	-
U.S. dollar	500,888	566,186	17,424	44,408	7,355	6,876
Other currency	1,472	3,275	38	-	-	-

	As of	As of
General summary of foreign currency:	September 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited

Total assets	950,104	1,370,586
Argentine peso	31,982	72,275
Brazilian real	98,626	117,532
Chilean peso	227,555	594,858
Colombian peso	13,021	8,598
Euro	84,637	80,756
U.S. dollar	148,193	76,487
Other currency	346,090	420,080

Total liabilities	1,799,746	2,446,785
Argentine peso	7,814	237,687
Brazilian real	23,851	54,605
Chilean peso	833,193	862,274
Colombian peso	2,308	9,971
Euro	20,640	101,092
U.S. dollar	887,290	1,071,190
Other currency	24,650	109,966

Net position
Argentine peso	24,168	(165,412)
Brazilian real	74,775	62,927
Chilean peso	(605,638)	(267,416)
Colombian peso	10,713	(1,373)
Euro	63,997	(20,336)
U.S. dollar	(739,097)	(994,703)
Other currency	321,440	310,114

(b)	Exchange differences

The exchange differences recognized in profit or loss, except for financial instruments measured at fair value through profit or loss, for the period ended September 30, 2019 and 2018, means a payment of ThUS $ 41,834 and a charge of ThUS $ 269,310, respectively. In the third quarter 2019 and 2018 means a payment of ThUS $ 74,788 and a charge of ThUS $ 92,357, respectively.

The exchange differences recognized in the statement of comprehensive income as reserves for exchange differences for conversion, for the period ended September 30, 2019 and 2018, significant charges for ThUS $ 293,807 and ThUS $ 408,979, respectively. In the third quarter 2019 and 2018 meant a charge of ThUS $ 260,399 and ThUS $ 110,008, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of September 30,	As of December 31,
	2019	2018	2017	2016
	Unaudited

Argentine peso	57.59	37.74	18.57	15.84
Brazilian real	4.16	3.87	3.31	3.25
Chilean peso	728.21	694.77	614.75	669.47
Colombian peso	3,484.41	3,239.45	2,984.77	3,000.25
Euro	0.92	0.87	0.83	0.95
Strong bolivar	-	-	3,345.00	673.76
Sovereign bolivar (*)	20,746.39	638.18	-	-
Australian dollar	1.48	1.42	1.28	1.38
Boliviano	6.86	6.86	6.86	6.86
Mexican peso	19.73	19.68	19.66	20.63
New Zealand dollar	1.60	1.49	1.41	1.44
Peruvian Sol	3.38	3.37	3.24	3.35
Uruguayan peso	36.95	32.38	28.74	29.28

(*)	On August 20, 2018, in Venezuela there was a change of currency, five zeros were eliminated to simplify and the surname was changed to sovereign.

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
Basic earnings / (loss) per share	2019	2018	2019	2018
	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(36,626)	(80,368)	86,265	35,213

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693	606,407,693

Basic earnings / (loss) per share (US$)	(0.06040)	(0.13253)	0.14226	0.05807

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
Diluted earnings / (loss) per share	2019	2018	2019	2018
	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(36,626)	(80,368)	86,265	35,213

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693	606,407,693

Weighted average number of shares, diluted	606,407,693	606,407,693	606,407,693	606,407,693

Diluted earnings / (loss) per share (US$)	(0.06040)	(0.13253)	0.14226	0.05807

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Viagens S.A.	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. We are waiting for the deadline for the municipality to appeal to expire. The municipality filed an appeal against this decision on April 30, 2018, that is pending a decision. The voidance action is now in the evidentiary period.	91,123

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight..

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,345 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. LATAM AIRLINES GROUP, S.A. expects that the ruling by the General Court of the European Union may reduce the amount of this fine.

8,961

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).		Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage. In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This concluded the claim for all class-action plaintiffs except one, with whom negotiations continue. The amount is undetermined, but small.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA:ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	10,048

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. A decision is pending	13,505

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	The lawsuit was converted into a measure in January 2018. A statement will be made after the prosecutor’s measure has concluded. The Brazilian Administrative Council of Tax Appeals (CARF) issued a decision in favor of the Company on September 22, 2018. We are currently expecting that the Ministry of Finance of Brazil will appeal.	57,079

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.
In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for THUS$106.

				The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.	84,206

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil.	25,261

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01	The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. ( LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

			The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.	This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The State Court granted the postponement of a jury trial to June 2020. In the meantime, the discovery stage continues, including verbal statements by experts on behalf of both parties. There may be some change in the committed amount, which will be reported in due course.	12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF).	63,273

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported, the hearing date is set for October 22, 2018. We were served the decision completely dismissing the claim in March 2019, against which the plaintiff has filed an appeal. We are now awaiting the hearing by the Court of Appeals.	17,030

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court.	18,204

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. We are waiting for the evidentiary period to begin.	37,944

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. A final decision is now pending.	10,658

TAM Linhas Aéreas S.A.	DERAT SPO (Delegacía de Receita Federal)	13808.005459/2001-45	Collection of the Social Security Funding Contribution (COFINS) based on gross revenue of the company in the period 1999-2000.	The decision on collection was pending through June 2, 2010.	22,397

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration (new lawsuit).	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision.	19,548

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import (new lawsuit).	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	14,023

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport.	We are awaiting the presentation of an administrative defense. An administrative defense was presented on May 29, 2018.	30,048

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	56,051

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	16,470

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	115,363

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The decision is pending.	15,412

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	11,268

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	15,101

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We will argue our administrative defense.	10,420

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	0012541-56.2016.5.03.0144	A class action in which the Union is petitioning that TAM be ordered to make payment of the correct calculation of Sundays and holidays.	A hearing was set for December 17, 2019	14,501

LATAM Airlines Argentina	Commercial Trial Court No. 15 of Buenos Aires.	11479/2012	Proconsumer and Rafaella Cabrera filed a claim citing discriminating fees charged to foreign users as compared to domestic users for services retained in Argentina.	The trial court judge dismissed Mrs. Cabrera’s claim on March 7, 2019 and sustained the motion of lack of standing entered by Proconsumer. The ruling was appealed by the plaintiff on April 8, 2019 and will be decided by Room D.	0

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019	0

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We will argue our administrative defense.	11,022

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We will argue our administrative defense.	10,405

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We will argue our administrative defense.	9,847

LATAM Airlines Group S.A.	Southern District of Florida, Miami Division. United States District Court	1:19-cv-22260-FAM	This claim is by a visually impaired individual seeking a declaration and court order to ensure that LATAM’s policies and procedures applicable to the Group’s website in the USA meet the requirements for accommodating visually impaired individuals according to the Americans with Disabilities Act. The intention is to ensure that the site allows for a direct communication and access to services by visually impaired individuals.	On June 12, 2019, we received service of process and LATAM submitted a petition for an extension to answer the claim through August 2, 2019, which was approved by the other party and by the Court. The parties signed a confidential agreement and the plaintiff withdrew its claim to the detriment of filing it again.	0

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the lawyers believe that the probability of recovering this amount has fallen by 30% to 40%, so the provision was increased to $8.7 million.	12,505

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965	A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959..	Latam Airlines Group S.A. was served this claim on September 27, 2019. The company has until November, 2019 to file an answer to the claim. The provision is undetermined.	0

-	In order to deal with any financial obligations arising from legal proceedings in effect at June 30, 2019, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

The purpose of the investigation was to determine whether these payments violated the U.S. Foreign Corrupt Practices Act (“FCPA”) that: (i) forbids bribery of foreign government authorities in order to obtain a commercial advantage; and (ii) requires the companies that must abide by the FCPA to keep appropriate accounting records and implant an adequate internal control system. The FCPA is applicable to LATAM because of its ADR program in effect on the U.S. securities market.

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LATAM accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LATAM’s internal controls in 2006-2007 were weak, so LATAM would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

The agreements signed, included the following:

(a) The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM must admit to the negotiated events described in the DPA and agree to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) LATAM paid a fine of ThUS$12,750.

(b) The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) LATAM paid a fine of ThUS$ 6,744 and interest of ThUS$ 2,694.

On May 15, 2019, the external consultant certified that the Anticorruption program of LATAM Airlines Group S.A. It is reasonably designed and implemented to prevent and detect violations within LATAM to anti-corruption laws.

On July 23, 2019, the DOJ approved the certification made by the consultant on May 15, 2019 regarding the Anticorruption program of LATAM Airlines Group S.A.

2) On April 6, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation into the LATAM Pass frequent passenger program. Currently, the Company is cooperating with this process.

3) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. Cause Role No. 2565-19. The Company is currently cooperating with this process.

4) On July 26th, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this procedure, the terms and conditions of which are being agreed to this date, not yet having a definitive agreement.

NOTE 32 – COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis, for which, in any case non-compliance does not generate acceleration of the loans.

Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership, in relation to the ownership structure and the controlling group, and disposal of the assets which mainly refers to important transfers of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

The revolving credit facility (“Revolving Credit Facility”) with aircraft, engines, parts and supplies guaranteed for a total available amount of US$ 600 million, contemplates minimum liquidity restrictions, measured at the level of the Consolidated Company and measured at the for companies LATAM Airlines Group SA and TAM Linhas Aéreas S.A., which remain standby while the credit line is not used. As of September 30, 2019 this line of credit established with a consortium of eleven banks led by Citibank, is not used.

As of September 30, 2019, the Company is in compliance with all the indicators detailed above.

Other commitments

At September 30, 2019 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

Corporación Peruana de Aeropuertos y Aviación Comercial	Latam Airlines Perú S.A.	Twenty eight letter of credit	3,499	Dec-24-19
Lima Airport Partners S.R.L.	Latam Airlines Perú S.A.	Twenty three letter of credit	2,895	Dec-31-19
Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Twenty three letter of credit	184,000	Oct-19-19
Instituto Nacional de Defensa de la Compentencia y de la Protección	Latam Airlines Perú S.A.	Forty four letter of credit	1,365	Oct-02-19
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,735	Nov-13-19
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Seven letter of credit	3,790	Abr-05-20
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	27,226	Dec-20-19
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	9,346	Jun-18-20
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	2,500	March-31-20
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Forty eight letter of credit	19,446	Dec-30-19
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun-18-20
Metropolitan Dade County	LATAM Airlines Group S.A.	Eight letter of credit	2,298	March-13-20
Numinous LLC	LATAM Airlines Group S.A.	One letter of credit	2,200	Oct-15-19
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	Two letter of credit	1,626	Nov-24-20
Procon	Tam Linhas Aéreas S.A.	One letter of credit	1,309	Apr-01-21
União Federal	Tam Linhas Aéreas S.A.	Two letter of credit	3,217	Sep-28-21
Vara da Fazenda Pública da Comarca do Rio de Janeiro - RJ	Tam Linhas Aéreas S.A.	One letter of credit	1,047	Sep-27-23
Vara das Execuções Fiscais Estaduais	Tam Linhas Aéreas S.A.	Four letter of credit	8,541	May-23-21
Procon	ABSA linhas Aereas Brasileira S/A	One letter of credit	10,495	May-19-20
Vara Federal da Subseção de Campinas SP	ABSA linhas Aereas Brasileira S/A	One letter of credit	5,457	Oct-20-21
Conselho Administrativo de Conselhos Federais	ABSA linhas Aereas Brasileira S/A	One letter of credit	15,919	Feb-22-21
			314,411

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						For the 9 month period
		Nature of		Nature of		then ended a september 30,
Tax No.	Related party	related parties	of origin	transactions	Currency	2019	2018
						Unaudited
						ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	12	6

78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	556	1,220
				Services received from National and International
				Courier	CLP	(3)	(85)
				Sales commissions	CLP	(218)	(570)
				Services received advertising	CLP	(799)	(831)

				Revenue from services provided	CLP	-	-

87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provided	CLP	48	41

96.782.530-1	Inmobiliaria e Inversiones Asturias S.A.	Related director	Chile	Revenue from services rendered selling tickets	CLP	-	25

76.335.600-0	Parque de Chile S.A.	Related director	Chile	Revenue from services rendered selling tickets	CLP	9	13

96.989.370-3	Rio Dulce S.A.	Related director	Chile	Revenue from services rendered selling tickets	CLP	3	18

Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Property leases received	ARS$	-	(173)

Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Common shareholder	Brazil	Services provided passenger transport	BRL	45	47
				Services received of cargo transport	BRL	2	5
				Services provided passenger transport	BRL	(10)	-
				Services received airport	BRL	-	(2)

Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	24,480	16,005
				Interlineal received service	US$	(2,034)	(5,538)
				Interlineal provided service	US$	3,451	6,539
				Services provided of handling	US$	952	1,020
				Services provided / received others	US$	1,200	1,563

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions between interested and duly informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors (Senior).

	For the 9 months ended		For the 9 months ended
	September 30,		September 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Remuneration	10,478	11,154	3,329	3,399
Management fees	305	209	119	114
Non-monetary benefits	1,228	577	454	163
Short-term benefits	26,739	36,552	4,229	5,500
Large-term benefits	8,577	-	-	-
Share-based payments	3,296	(8,864)	-	(23,334)
Termination benefits	834	568	516	568
Total	51,457	40,196	8,647	(13,590)

NOTE 34 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2013 not current as of this date

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the shareholders of the Company approved, among other matters, the increase in the share capital, of which 1,500,000 shares were allocated to compensation plans for the employees of the Company. Company and its subsidiaries, in accordance with the provisions of Article 24 of the Law on Public Limited Companies.

On June 11, 2018, expired the term to subscribe said actions, which were neither subscribed nor paid, reducing the capital of full rights.

(b)	Compensation plan 2016-2018

The company implemented a retention plan long-term for executives, which lasts until December 2018, with a vesting period between October 2018 and March 2019, which consists of an extraordinary bonus whose calculation formula is based on the variation the value to experience the action of LATAM Airlines Group S.A. for a period of time.

This benefit is recorded in accordance with the provisions of IFRS 2 “Payments based on shares” and has been considered as a cash settled award and, therefore, recorded at fair value as a liability, which is updated at the closing date. of each financial statement with effect on the result of the period.

	Base Units
	Opening				Closing
Periods	balance	Granted	Annulled	Exercised	Balance
From January 1 to September 30, 2018 (Unaudited)	2,932,896	-	-	-	2,932,896
From July 1 to December 31, 2018	2,932,896	-	(171,419)	(1,168,700)	1,592,777
From January 1 to September 30, 2019 (Unaudited)	1,592,777	93,481	-	(1,686,258)	-

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

As of September 30, 2019 and as of December 31, 2018, the amount recorded is ThUS $ 652 and ThUS$ 7,735, respectively, classified under the line “Administrative expenses” of the Consolidated Income Statement by function.

(c)	Subsidiaries compensation plans

(c.1)	Stock Options

As indicated in Note 1, and the consequent resignation of the executives of Multiplus S.A. the option plans granted were canceled. (As of December 31, 2018, the options for current shares amounted to 247,500 shares for Multiplus S.A.)

Multiplus S.A.

4nd Extraordinary
	3rd Grant	4th Grant	Grant
Description	03/21/2012	04/03/2013	11/20/2013	Total

Outstanding option number as December 31, 2018	84,249	163,251	-	247,500

Outstanding option number as September 30, 2019 (Unaudited)	-	-	-	-

The acquisition of the share’s rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Company	2019	2018	2019	2018
	Unaudited		Unaudited
Multiplus S.A.	-	247,500	-	247,500

In accordance with IFRS 2 - Payments based on shares, the fair value of the option must be recalculated and recorded in the liability of the Company, once cash payment is made (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the assumptions were updated with information from LATAM Airlines Group S.A. As of December 31, 2018 there is no value recorded in liabilities and results.

(c.2) Payments based on restricted stock

As of September 30, 2019, payment contracts based on restricted shares signed with the executives of Multiplus S.A. were canceled, as described in Note 1.

			Not acquired due
	Opening		to breach of employment	Closing
	balance	Exercised	retention conditions	balance
From January 1 to December 31, 2018	309,710	(83,958)	(8,916)	216,836
From January 1 to September 30, 2019 (Unaudited)	216,836	(91,595)	(125,241)	-

NOTE 35 - STATEMENT OF CASH FLOWS

(a)	The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)	Other inflows (outflows) of cash:

	For the period ended
	September 30,
	2019	2018
	ThUS$	ThUS$
	Unaudited

Delta Airlines Inc. compensation	150,000	-
Fuel hedge	2,165	45,838
Hedging margin guarantees	-	1,573
Currency derivatives	-	(1,149)
Taxes on financial transactions	(1,700)	(1,000)
Fuel derivatives premiums	(11,286)	(8,431)
Bank commissions, taxes paid and other	(4,519)	(6,473)
Guarantees	1,006	(14,655)
Court deposits	(18,243)	(25,457)
Total Other inflows (outflows) Operation flow	117,423	(9,754)

Tax paid on bank transaction	(1,921)	(1,866)
Others	-	2,282
Total Other inflows (outflows) Investment flow	(1,921)	416

Settlement of derivative contracts	(2,613)	(7,969)
Aircraft advance financing	(55,728)	-
Total Other inflows (outflows) Financing flow	(58,341)	(7,969)

(c)	Dividends:

	For the period ended
	September 30,
	2019	2018
	ThUS$	ThUS$
	Unaudited

Latam Airlines Group S.A.	(54,580)	(46,591)
Multiplus S.A. (*)	-	(21,615)
Latam Airlines Perú S.A. (*)	(536)	-
Total dividends paid	(55,116)	(68,206)

(*)	Dividends paid to minority shareholders

(d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		September 30,
financial institutions	2018	Capital	Capital	Interest	and others	Reclassifications	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated Unaudited						Unaudited
Loans to exporters	400,721	64,000	(87,000)	(10,461)	8,278	-	375,538
Bank loans	222,741	158,850	(106,139)	(7,903)	5,900	-	273,449
Guaranteed obligations	2,534,021	180,390	(197,190)	(70,244)	(629,481)	-	1,817,496
Other guaranteed obligations	673,452	-	(69,317)	(22,215)	21,938	-	603,858
Obligation with the public	1,553,079	1,010,730	(231,490)	(94,484)	103,759	-	2,341,594
Financial leases	1,624,854	-	(376,857)	(53,605)	752,283	-	1,946,675
Other loans	252,858	27,864	(153,446)	(7,752)	7,127	-	126,651
Lease liability	2,858,049	-	(292,082)	(130,542)	596,308	-	3,031,733
Total Obligations with
financial institutions	10,119,775	1,441,834	(1,513,521)	(397,206)	866,112	-	10,516,994

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		September 30,
financial institutions	2017	Capital	Capital	Interest	and others	Reclassifications	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated Unaudited						Unaudited
Loans to exporters	314,619	243,001	(95,000)	(7,530)	4,788	-	459,878
Bank loans	321,633	74,663	(96,745)	(10,236)	9,376	-	298,691
Guaranteed obligations	4,036,843	-	(238,217)	(90,724)	92,372	(1,163,805)	2,636,469
Other guaranteed obligations	242,175	694,498	(251,715)	(9,819)	10,884	-	686,023
Obligation with the public	1,584,066	-	-	(54,041)	63,515	-	1,593,540
Financial leases	1,109,504	-	(574,080)	(55,448)	60,962	1,163,805	1,704,743
Other loans	282,800	-	(65,011)	(12,786)	14,593	-	219,596
Lease liability	3,155,081	-	(280,768)	(139,420)	189,339	-	2,924,232
Total Obligations with
financial institutions	11,046,721	1,012,162	(1,601,536)	(380,004)	445,829	-	10,523,172

(e) Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the period ended
	September 30,
	2019	2018
	ThUS$	ThUS$
	Unaudited

Increases (payments)	(53,027)	(156,435)
Recoveries	206,568	52,057
Total cash flows	153,541	(104,378)

f) The net effect by the hyperinflation application in the consolidated statement of cash flow for the exercise ended December 31, 2018 corresponds to:

ThUS$

Net cash flows from (used in) operating activities	71,609
Net cash flows from (used in) investment activities	53,888
Net cash flows from (used in) financing activities	(45,680)
Effects of variation in the exchange rate on cash and cash equivalents	(79,817)
Net increase (decrease) in cash and cash equivalents	-

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A has a commitment to sustainable development seeking to generate value taking into account the governance, environmental and social aspects. The company manages environmental issues at a corporate level, centralized in the Sustainability Management. For the company to monitor and minimize its impact on the environment is a commitment of the highest level; where the continuous improvement and contribute to the solution of the global climate change problem, generating added value to the company and the region, are the pillars of its management.

One of the functions of the Sustainability Management in environmental issues, together with the various areas of the Company, is to ensure environmental compliance, implement a management system and environmental programs that comply with the requirements every day more demanding worldwide; in addition to continuous improvement programs in their internal processes, which generate environmental, social and economic benefits and which are added to those currently carried out.

Within the sustainability strategy, the Environment dimension of LATAM Airlines Group S.A., is called Climate Change and is based on the goal of achieving world leadership in this area, and for which we work on the following aspects:

i.	Carbon footprint
ii.	Eco Efficiency
iii.	Sustainable Alternative Energy
iv.	Standards and Certifications

This is how, during 2019, the following initiatives have been carried out:

-	Implementation of an Environmental Management System for the main operations of the company. It is highlighted that the company during 2018 has recertified its environmental management system in Miami facilities following the guidelines of the international standard ISO 14.001.
-	Maintenance of the Stage 2 Certification of IATA Environmental Assestment (IEnvA) whose scope is the international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of the four airlines in the world that have this certification.

-	Maintenance of the Stage 1 Certification of IEnvA of our operation in Colombian, achieved in 2018
-	Preparation of the environmental chapter for the sustainability report of the company 2019, which allows to measure progress in environmental issues.
-	Answer to the questionnaire of the DJSI.
-	Measurement and external verification of the Corporate Carbon Footprint.
-	Neutralization of land operations in the operations of Colombia and Peru with emblematic reforestation projects in the respective countries.
-	Incorporation of 100% electric power from renewable sources in the maintenance base facilities and the corporate building of operations in Chile.
-	Implementation of the Recycle Your Trip program, which seeks to manage the waste generated on board domestic flights in Chile. This program aims to incorporate a hub every 6 months.

It is highlighted that in 2019, LATAM Airlines Group maintained its inclusion for the sixth consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation into the agreement between LATAM Airlines Group S.A. and Delta Airlines Inc, Cause Role No. 2085-19. The Company is currently cooperating with this process.

On November 12, 2019, LATAM gave notice to the trustee of the LATAM 2020 unsecured notes that LATAM will redeem the remaining US$262 million principal amount of outstanding notes. The terms of the redemption are described in the notice of redemption to be sent to registered holders on or about November 15, 2019. The redemption is subject to the receipt by the Company prior to the redemption date of sufficient funds from other funding sources.

After September 30, 2019 and until the date of issuance of these financial statements, there is no knowledge of other financial or other events that significantly affect the balances or their interpretation.

The consolidated interim financial statements of LATAM Airlines Group S.A. and Subsidiaries as of September 30, 2019, have been approved in the Extraordinary Board Session on November 12, 2019.